Exhibit 2.1

EXECUTION COPY

PURCHASE AGREEMENT

by and among

SIRVA, INC.,

SIRVA Worldwide, Inc.,

North American Van Lines, Inc.,

Allied Van Lines, Inc.

and

IAT Reinsurance Company Ltd.

Dated as of September 21, 2005

ARTICLE I SALE AND PURCHASE

1.1	Sale and Purchase of the Purchased Interests.
1.2	Effective Date.
1.3	Closing.
1.4	Calculation and Payment of Purchase Price
1.5	Preparation and Delivery of Financial Statements

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE SELLERS

2.1	Corporate Matters.
2.2	Consents and Approvals.
2.3	Corporate Status of the Company Group; Insurance Licenses.
2.4	Capitalization
2.5	Good Title.
2.6	2004 Financial Statements.
2.7	Absence of Changes.
2.8	Legal Compliance.
2.9	Litigation.
2.10	Insurance Law Compliance.
2.11	Real Property.
2.12	Contracts.
2.13	Intellectual Property.
2.14	Taxes.
2.15	Employment and Benefits
2.16	Operations Insurance.
2.17	Guarantees.
2.18	Bank Accounts.
2.19	Brokers.
2.20	THT Compliance

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

3.1	Corporate Status and Authority.
3.2	Consents and Approvals.
3.3	Financial Ability to Perform.
3.4	Litigation.
3.5	Purchase for Investment.
3.6	Operations Insurance.
3.7	No Brokers.

ARTICLE IV COVENANTS AND ADDITIONAL AGREEMENTS

4.1	Conduct of Business.
4.2	No Solicitation.
4.3	Access and Information.

4.4	Public Announcements.
4.5	Further Actions.
4.6	Supplements to Disclosure Schedules.
4.7	Contact with Customers and Suppliers.
4.8	Further Assurances Regarding Licenses.
4.9	Use of Name and Marks and Affiliation Statement.
4.10	2004 Financial Statements.
4.11	Intercompany Accounts.
4.12	Genesis Re Recoverable.
4.13	Administration of THT.
4.14	Credit Facility Authorization.

ARTICLE V TAX MATTERS

5.1	Section 338(h)(10) Election.
5.2	Tax Returns.
5.3	Liability for Taxes.
5.4	Tax Sharing Agreements.
5.5	Participation in Tax Examinations.
5.6	Transfer Taxes.

ARTICLE VI EMPLOYEES

6.1	Employees.
6.2	No Obligation
6.3	Relocation Costs.
6.4	Employee Benefit Plans.
6.5	401(k) Plan.
6.6	Continuing Disability Liability.
6.7	Sellers’ Severance Liability
6.8	References to the Purchaser.

ARTICLE VII RESERVE GUARANTY

7.1	Guaranty of the Sellers.
7.2	Adverse Reserve Development.
7.3	Reserve Development Cure.
7.4	Calculation of Reserve Development.
7.5	Actuarial Analysis.
7.6	Recoupment of Purchase Price Premium Payments.
7.7	Survival, Indemnification and Remedies.

ARTICLE VIII CONDITIONS PRECEDENT

8.1	Conditions to Obligations of Each Party.
8.2	Conditions to Obligations of the Sellers.

8.3	Conditions to Obligations of the Purchaser.

ARTICLE IX SURVIVAL, INDEMNIFICATION AND REMEDIES

9.1	Survival.
9.2	Obligations of the Sellers to Indemnify.
9.3	Obligation of the Purchaser to Indemnify.
9.4	Notice and Opportunity to Defend Third Party Claims.
9.5	Remedies.
9.6	Mitigation.
9.7	Determination of Losses.
9.8	Limitation on Damages.
9.9	Reserves for Loss and Loss Adjustment Expense.
9.10	Exclusivity of Indemnification Provision.

ARTICLE X GENERAL PROVISIONS

10.1	Modification; Waiver.
10.2	Entire Agreement.
10.3	Relationship Between the Parties.
10.4	Termination.
10.5	Expenses.
10.6	Further Assurances.
10.7	Notices.
10.8	Assignment.
10.9	No Third-Party Beneficiaries.
10.10	Counterparts.
10.11	Governing Law.
10.12	Dispute Resolution.
10.13	Interpretation.
10.14	Schedules.

ARTICLE XI DEFINITIONS

EXECUTION COPY

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated as of September 21, 2005, by and among SIRVA, INC., a Delaware corporation (“SIRVA”), SIRVA WORLDWIDE, INC., a Delaware corporation (“SIRVA Worldwide”), NORTH AMERICAN VAN LINES, INC., a Delaware corporation (“NAVL”), ALLIED VAN LINES, INC., a Delaware corporation (“AVL”) (SIRVA, SIRVA Worldwide, NAVL and AVL the “Sellers” and each, individually, a “Seller”) and IAT Reinsurance Company Ltd., a Bermuda corporation (the “Purchaser”);

W I T N E S S E T H:

WHEREAS, NAVL owns all of the issued and outstanding membership interests (the “Membership Interests”) of National Association of Independent Truckers, LLC, a Delaware limited liability company (“NAIT”); and

WHEREAS, AVL owns 2,500,000 shares of common stock, par value $2.00 per share, of Transguard Insurance Company of America, Inc., an Illinois corporation (“Transguard”), being all of the issued and outstanding shares of the capital stock of Transguard (the “Transguard Shares”), and 100 shares of common stock, par value $10 per share, of Vanguard Insurance Agency, Inc., an Illinois corporation (“Vanguard”), being all of the issued and outstanding shares of the capital stock of Vanguard (the “Vanguard Shares”), (together with the Transguard Shares, the “Shares,” and together with the Membership Interests, the “Purchased Interests”); and

WHEREAS, Transguard owns 100% of the issued and outstanding shares of capital stock of ClaimGuard, Inc., a Delaware corporation; and Vanguard owns 100% of the issued and outstanding shares of capital stock of TransGuard General Agency, Inc., an Oklahoma corporation (ClaimGuard, Inc. and TransGuard General Agency, Inc., together the “Company Subsidiaries”); and

WHEREAS, Truckers Helping Truckers, Inc., a Delaware nonprofit non-stock corporation (“THT”), was organized to establish a charitable fund to benefit members of NAIT, their families and other individuals or entities involved in the trucking industry; and

WHEREAS, SIRVA owns 100% of the issued and outstanding shares of capital stock of SIRVA Worldwide, SIRVA Worldwide owns 100% of the issued and outstanding capital stock of NAVL and NAVL owns 100% of the issued and outstanding capital stock of AVL; and

WHEREAS, the Sellers wish to sell the Purchased Interests to the Purchaser, and the Purchaser wishes to purchase the Purchased Interests from the Sellers upon the terms and conditions and for the consideration described in this Agreement; and

WHEREAS, capitalized terms not otherwise defined have the meanings indicated in Article XI;

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the parties hereto agree as follows:

ARTICLE I
SALE AND PURCHASE

1.1           Sale and Purchase of the Purchased Interests.

Subject to the terms and conditions of this Agreement, at the Closing and as of the Effective Date (as defined below), the Sellers will sell, and the Purchaser will purchase, the Purchased Interests for an aggregate purchase price that will be calculated and paid in accordance with Section 1.4.

1.2           Effective Date.

The last day of the month after the conditions set forth in Article VIII have been satisfied or waived shall be the effective date of the transactions contemplated by this Agreement that are ultimately consummated regardless of when the Closing occurs (the “Effective Date”).

1.3           Closing.

The closing of the sale and purchase of the Purchased Interests (the “Closing”) will take place at the offices of Ragsdale Liggett PLLC, 2840 Plaza Place, Suite 400, Raleigh, North Carolina 27612 at 10:00 A.M., Eastern time on the Effective Date or at such other date and time as the parties may agree to in writing (the “Closing Date”).  At the Closing:

NAVL will deliver to the Purchaser, free and clear of any Liens, the certificates representing the Membership Interests and execute and deliver to the Purchaser an appropriate form of assignment of the Membership Interests;

AVL will deliver to the Purchaser, free and clear of any Liens, the certificates representing the Shares duly endorsed in blank or accompanied by stock or other appropriate transfer powers duly executed in blank and accompanied by all requisite stock transfer stamps;

The Purchaser, the Sellers and members of the Company Group that are parties to such agreements shall enter into and have duly executed the following agreements:

(i)                                     the Transitional Services and Service Bureau Agreement, in substantially the form attached hereto as Exhibit A;

(ii)                                  the BIPD Agreement, on terms substantially as set forth in the term sheet attached hereto as Exhibit B;

(iii)                               the Marketing and Support Agreement, in substantially the form attached hereto as Exhibit C; and

(iv)                              the Software Assignment Agreement, in substantially the form attached hereto as Exhibit D;

(collectively, the “Transaction Documents”).

the Purchaser will pay the Initial Closing Payment (as defined in Section 1.4(b)(i)) to the Sellers by wire transfer of immediately available funds to accounts designated by the Sellers.

1.4           Calculation and Payment of Purchase Price.

The “Purchase Price” shall be comprised of the Base Purchase Price and Purchase Price Premium as defined in this Section 1.4:

(a)           Calculation of Purchase Price.

(i)            Base Purchase Price.  The “Base Purchase Price” shall be comprised of the Adjusted GAAP Equity calculated from the Final Closing Balance Sheet (as defined in Section 1.5(c)(ii)).  “Adjusted GAAP Equity” is defined as the GAAP Equity minus (1) any amounts attributable to goodwill and other purchase related intangibles, net of any related inter-company balances (which amounts shall be deemed settled as of the Effective Date), (2) any net deferred tax asset, (3) any amount of net fixed assets, plus (4) any net deferred tax liability.

(ii)           Purchase Price Premium.  $20 million premium paid in accordance with Section 1.4(b)(iii) (the “Purchase Price Premium”).

(b)           Payment of Purchase Price.  The components of Purchase Price shall be paid as follows:

(i)            Initial Closing Payment.  At the Closing, the Purchaser shall pay to the Sellers the Adjusted GAAP Equity calculated from the 2004 GAAP Balance Sheet (as defined in Article XI) minus the Closing Date BIPD Funding Requirement (as defined in the BIPD Agreement) and minus any net adverse development on the Loss Reserves (as defined in Section 7.1) since December 31, 2004, on Loss Reserves as of December 31, 2004, based upon actuarial select in the latest quarterly Independent Actuarial Evaluation (as defined in Section 7.2) available (the “Initial Closing Payment”).

(ii)           Post Closing Adjustment.  The “Post Closing Adjustment” is calculated as the Adjusted GAAP Equity based on the Final Closing Balance Sheet minus the Closing Date BIPD Funding Requirement (as defined in the BIPD Agreement), minus the Initial Closing Payment, plus or minus any Final Audit Adjustment (as defined in Section 1.5(b)).  If the Post Closing Adjustment produces a positive number, the Purchaser shall pay such Post Closing Adjustment to the Sellers with interest from the Closing Date to the date of payment of the Post Closing Adjustment at a rate of three percent (3%) per annum, and if the Post Closing Adjustment produces a negative number, the Sellers shall pay such Post Closing Adjustment to the Purchaser with interest from the Closing Date to the date of payment of the Post Closing Adjustment at a rate of three percent (3%) per annum.  The payment of any Post Closing Adjustment shall be paid within five business days of acceptance by the parties of the Final Closing Balance Sheet (as defined in Section 1.5(c)(ii)) by wire transfer of immediately available funds.

(iii)          Purchase Price Premium.  On the 120th day following the second anniversary of the Effective Date and on each anniversary of such payment for four years thereafter, the Purchaser shall pay the Seller an amount of Purchase Price Premium equal to $4 million.  Such annual payments shall be adjusted by any amounts due from the Sellers attributable to (1) the Reserve Guaranty (as provided for in Article VII) or (2) the indemnification provisions in Section 9.2(e).

1.5           Preparation and Delivery of Financial Statements.

(a)           Preparation of Draft Closing Balance Sheet.   The Purchaser shall deliver to the Sellers as soon as practicable, and in no event later than 120 days after the Effective Date, a combined balance sheet of the Company Group dated as of the Effective Date, prepared in accordance with GAAP applied on a basis consistent with the application of GAAP in the 2004 GAAP Balance Sheet (the “Draft Closing Balance Sheet”), and a calculation of the Adjusted GAAP Equity of the Company Group as of the Effective Date based on the Draft Closing Balance Sheet.  The Purchaser shall engage Tillinghast or another actuarial firm of national reputation mutually agreed by the Purchaser and the Sellers to conduct an Independent Actuarial Evaluation of the reserves of Transguard for unpaid loss and loss adjustment expenses, net of reinsurance, as at the Effective Date.  The Draft Closing Balance Sheet shall reflect reserves recorded based on the actuarial select estimate of unpaid losses and loss adjustment expenses set forth in such Independent Actuarial Evaluation as of the Effective Date.  The Sellers shall cooperate with the Purchaser and take such actions as may be necessary or otherwise reasonably requested by the Purchaser in connection with the preparation of the Draft Closing Balance Sheet, including making the Sellers’ advisors available for the purpose of providing such information as the Purchaser may reasonably request in order to prepare such financial statements.

(b)           Post Closing Balance Sheet.  The Purchaser shall obtain an audit of the balance sheet of the Company Group as of December 31 following the Effective Date (the “Post Closing Balance Sheet”).  The audit of the Post Closing Balance Sheet shall be completed and the audit report shall be received by the Purchaser within 120 days of the date of the Post Closing Balance Sheet.  Any accounting errors discovered during the audit of the Post Closing Balance Sheet that would have had an impact of more than $100,000, either individually or in the aggregate, on the calculation of the Adjusted GAAP Equity based on the Draft Closing Balance Sheet, if the item had been properly reflected in the Draft Closing Balance Sheet, shall be considered a “Final Audit Adjustment” (such amount being the aggregation of all errors discovered).

(c)           Notice of Disagreement.  Upon the Sellers’ request, the Purchaser shall provide the Sellers with copies of workpapers and other documents relating to its preparation of the Draft Closing Balance Sheet and the Post Closing Balance Sheet.  If the Sellers disagree with the Draft Closing Balance Sheet or the Purchaser’s calculations of the Adjusted GAAP Equity or the Final Audit Adjustment, the Sellers will give written notice of all such disagreements (a “Notice of Disagreement”) to the Purchaser within 30 days after the Post Closing Balance Sheet is delivered to the Sellers.

(i)            The Notice of Disagreement must set forth each item in disagreement, provide reasonable specificity as to the basis for each disagreement, and specify (to the extent practicable) the total adjustment to the Adjusted GAAP Equity as calculated by the Purchaser as a result of such items in disagreement.

(ii)           If the Sellers do not deliver a Notice of Disagreement to the Purchaser within such 30 day period, the Adjusted GAAP Equity as calculated by the Purchaser will be final and binding upon the parties, the Draft Closing Balance Sheet will constitute the final combined balance sheet of the Company Group as of the Effective Date (the “Final Closing Balance Sheet”), and the Adjusted GAAP Equity and Final Audit Adjustment as calculated by the Purchaser will constitute the final calculation of such amounts.

(iii)          If the Sellers deliver a Notice of Disagreement to the Purchaser within such 30 day period, the parties will negotiate in good faith to resolve all disagreements as promptly as practicable.  Any changes in the Draft Closing Balance Sheet, Adjusted GAAP Equity, or Final Audit Adjustment that are agreed to by the Purchaser and the Sellers will be incorporated into the Final Closing Balance Sheet and the final calculations of the Adjusted GAAP Equity and Final Audit Adjustment.

(iv)          If the parties are unable to resolve all disagreements within 90 days after receipt by the Purchaser of the Notice of Disagreement, then all unresolved disagreements will be resolved in accordance with Section 10.12.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As an inducement to the Purchaser to enter into the transactions contemplated by this Agreement, the Sellers jointly and severally represent and warrant to the Purchaser as set forth in this Article II:

2.1           Corporate Matters.

Each of the Sellers is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate and legal power and authority to own, lease and operate its assets, to carry out its business as now conducted and to enter into and consummate the transactions contemplated hereby and by the Transaction Documents to which it is a party.  Each of the Sellers has duly authorized, executed and delivered this Agreement and the Transaction Documents to which it is a party, and such Transaction Documents constitute the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.  Except as listed on Schedule 2.1, the execution, delivery and performance by each of the Sellers of this Agreement and the Transaction Documents, as applicable, do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time) (i) any Law applicable to any of the Sellers or any member of the Company Group, (ii) any material contract to which any of the Sellers is a party, or (iii) the organizational documents of any Seller or any member of the Company Group, except, in the case of clauses (i) and (ii), for conflicts, violations, breaches and defaults that, individually or in the aggregate, would not have a Material Adverse Effect or materially impair the ability of the Sellers to perform their obligations hereunder or thereunder.

2.2           Consents and Approvals.

(a)           No Governmental Action is required on the part of the Sellers or any member of the Company Group in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement and the Transaction Documents to which any of the Sellers is a party, except filings, consents or approvals (i) required under the HSR Act, (ii) the insurance regulatory or other approvals or filings listed on Schedule 2.2(a), (iii) filings and notices not required to be given or made until after the Closing Date and (iv) others that, if not made or obtained, would not have, individually or in the aggregate, a Material Adverse Effect.

(b)           Except as listed on Schedule 2.2(b), no third party consents or approvals are required to be obtained by the Sellers or any member of the Company Group for the consummation of the transactions contemplated by this Agreement and the Transaction Documents.

2.3           Corporate Status of the Company Group; Insurance Licenses.

Each member of the Company Group is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization and has all requisite corporate or limited liability company power and authority to own, lease and operate its assets and to conduct its business as presently conducted.

Except as listed on Schedule 2.3, each member of the Company Group is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the properties owned or leased by it makes such qualification or licensing necessary.

The Company Subsidiaries are the only Subsidiaries of the Companies.

2.4           Capitalization.

NAVL owns, beneficially and of record, all of the Membership Interests, free and clear of all Liens.  Other than the Membership Interests of NAIT, there are no outstanding limited liability company interests, equity interests or other securities with the right to vote, in each case, with respect to NAIT.  The Membership Interests are duly authorized and validly issued and fully paid and nonassessable.

The authorized capital stock, and the number of issued and outstanding shares of the capital stock, of the members of the Company Group (excluding NAIT), are listed on Schedule 2.4(b).  All of the issued and outstanding shares of each member of the Company Group (excluding NAIT), including the Shares, are duly authorized and validly issued, fully paid and non-assessable, and are owned beneficially and of record as listed on Schedule 2.4(b), free and clear of all Liens, except those in connection with the Credit Agreement.

Other than this Agreement, there are no options, warrants, pre-emptive rights, subscriptions, conversion, exchange, repurchase or redemption arrangements of any kind, contingent or otherwise, of any Person to acquire, sell, redeem or otherwise transfer any of the Purchased

Interests or any shares of the capital stock or limited liability company interests of any member of the Company Group.

2.5           Good Title.

The delivery at the Closing of the certificates representing the Membership Interests and the Shares in the manner provided in Section 1.3 will transfer to the Purchaser good and valid title to the Membership Interests and the Shares, free and clear of any Liens, other than Liens created by the Purchaser.

2.6           2004 Financial Statements.

At the time of delivery, the 2004 GAAP Balance Sheet will have been prepared in accordance with GAAP and will present fairly in all material respects on a GAAP basis the financial position of the Company Group as of the year ended December 31, 2004.

At the time of delivery, the 2004 SAP Financial Statements (as defined in Section 4.10(a)) will have been prepared in accordance with SAP, and will present fairly in all material respects on a SAP basis the financial condition and results of operations of Transguard as of, and for the year ended December 31, 2004.

2.7           Absence of Changes.

Other than (a) in connection with the transactions contemplated by this Agreement and (b) matters that have been disclosed to the Purchaser or its representatives and listed on Schedule 2.7, since December 31, 2004, (i) the business of the Company Group, taken as a whole, has been conducted in the ordinary course consistent with past practice; (ii) there has been no Material Adverse Effect; and (iii) no member of the Company Group has:

(A)          mortgaged, pledged or subjected to any Lien any of its properties or assets;

(B)           suffered any material damage, destruction or loss of its physical facilities (whether or not covered by insurance);

(C)           changed, in any material respect, its accounting practices or policies, except as required by GAAP or SAP;

(D)          disposed or agreed to dispose of any material properties or assets, except in the ordinary course of business;

(E)           canceled or forgiven any material debts or claims, except in the ordinary course of business;

(F)           declared or paid any dividend or other distribution to its shareholders or members, as the case may be, provided that neither a Tax-Sharing Payment nor payments related to Intercompany Accounts, both of which are listed on Schedule 2.7(F), shall be treated for these purposes as a dividend or other distribution (the Schedule 2.7(F) delivered at the signing of this Agreement and the Schedule 2.7(F) delivered at the Closing may be comprised of data taken from the latest General Ledger relating to Intercompany Accounts available at such time).  The Schedule 2.7(F) delivered at the Closing shall include all data up to and including the Closing Date;

(G)           except in the ordinary course of business, consistent with past practice, entered into any material reinsurance or retrocessional agreement, either as ceding company or as reinsurer; or

(H)          entered into any agreement to take any of the actions described in clauses (A) through (G).

2.8           Legal Compliance.

Except as listed on Schedule 2.8(a), each member of the Company Group is in compliance with all Laws applicable to the conduct of its business and the Sellers are not in receipt of any notice of any claim alleging such failure to comply, except where the failure to so comply or such claim, as the case may be, individually or in the aggregate, would not have a Material Adverse Effect.

Except as listed on Schedule 2.8(b) hereto, since December 31, 2002, the Company Group has filed all reports, registrations, filings or other submissions required to be filed by such entities with any Governmental Authority, except where the failure to make such filings, individually or in the aggregate, would not have a Material Adverse Effect.  All such reports, registrations, filings and submissions were in compliance with applicable Law when filed or as amended or supplemented, except where such failure to be in compliance, individually or in the aggregate, would not have a Material Adverse Effect, and, to the Knowledge of the Sellers, no deficiencies have been asserted by any such Governmental Authority with respect to such reports, registrations, filings or submissions that have not been remedied, except as listed on Schedule 2.8(b) hereto.

2.9           Litigation.

Except as listed on Schedule 2.9, there are no pending or, to the Knowledge of the Sellers, threatened litigation, arbitration, administrative or governmental actions by, against or, to the Knowledge of the Sellers, related to any member of the Company Group (collectively, “Litigation”), except for Litigation against Transguard in the ordinary course relating to insurance claims.  There are no outstanding orders, stipulations, decrees, awards or judgments issued by any Governmental Authority against or relating to any member of the Company Group, except for such orders, stipulations, decrees, awards or judgments that, individually or in the aggregate, would not have a Material Adverse Effect.

2.10         Insurance Regulatory Matters.

(a)           Except as listed on Schedule 2.10(a), each member of the Company Group is in compliance with all Insurance Laws applicable to the conduct of its business and the Sellers are not in receipt of any notice of any claim alleging such failure to comply which, individually or in the aggregate, would have a Material Adverse Effect.

(b)           Other than policy form filings, the Sellers have delivered or made available to the Purchaser, as listed on Schedule 2.10(b), true and complete copies of (i) all material filings and submissions made since December 31, 2002, by Transguard, and all other members of the Company Group, as applicable, with the Illinois Department of Financial and Professional Regulation and (ii) any reports on financial examination, market conduct reports and other audit reports issued since December 31, 2002, by the Illinois Department of Financial and Professional Regulation or any other state’s insurance department that relate to Transguard or any other members of the Company Group.

Except as listed on Schedule 2.10(c) hereto, Transguard has filed all reports, statements, documents, registrations, filings or submissions, including SAP Annual Statements and the SAP Quarterly Statements, required to be filed with the Illinois Department of Financial and Professional Regulation since December 31, 2002, except where the failure to make such filings has been expressly permitted in writing by the Illinois Department of Financial and Professional Regulation.

Except as listed on Schedule 2.10 (d),

(i)            there is no Litigation pending, or to the Knowledge of the Sellers, threatened against any member of the Company Group before or by any Insurance Department;

(ii)           no member of the Company Group is in default under or in violation of any order, stipulation, decree, award or judgment entered into with or issued by any Insurance Department; and

(iii)          no member of the Company Group is in receipt of any notice of any such default or violation which remains uncorrected.

(e)           Except as listed on Schedule 2.10(e), to the Knowledge of Seller:

(i)            all policies of insurance issued by any member of the Company Group and now in force are, to the extent required under applicable Law and in all material respects, on forms approved by applicable insurance regulatory authorities or which have been filed and not objected to by such authorities within the period provided for objection;

(ii)           any premium rates required to be filed with or approved by insurance regulatory authorities have been so filed or approved and the premiums charged conform thereto;

(iii)          each of the contracts and other agreements between any member of the Company Group and its managing general agents, agents, managers or brokers is valid, binding and in full force and effect in accordance with its terms except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles; and

(iv)          There has been no default with regard to any contract referred to in Section 2.10(e)(iii) or other agreement and, except as listed on Schedule 2.10(e), no such contract or other agreement contains any provision providing that the other party thereto may terminate the same specifically by reason of the transactions contemplated by this Agreement or any other provision which would be altered or otherwise become applicable specifically by reason of such transaction.

2.11         Real Property.

Schedule 2.11 lists all real property used or held for use in connection with or otherwise required to carry on the businesses of the Company Group taken as a whole (the “Real Property”).  No real property is owned by any member of the Company Group.

2.12                           Contracts.

(a)           The Sellers have listed on Schedule 2.12(a) and furnished or made available to the Purchaser complete and correct copies of all agreements, contracts and commitments of the following types to which any member of the Company Group is a party as of the date of this Agreement (other than IP License Agreements and labor or employment-related agreements, which are provided for in Sections 2.13 and 2.15, respectively) (collectively, the “Contracts”):

(i)            loan agreements, notes, mortgages, indentures, security agreements or guarantees of the obligations of a third party (including any member of the Company Group) in respect of any debt, liability or other obligation that individually is in excess of $100,000.);

(ii)                                  joint venture and limited partnership agreements;

(iii)          contracts prohibiting or restricting the ability of any member of the Company Group to compete with any Person, engage in any business or operate in any geographical area;

(iv)          other than those related to the sale or purchase of investments in the ordinary course of business, stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, lease or disposition by any member of the Company Group of assets and properties or any capital stock, membership interest or other equity interest of any member of the Company Group, in each case (x) which was entered into by any member of the Company Group on or after December 31, 2000, or (y) under which any member of the Company Group has any executory indemnification obligations;

(v)           reinsurance, coinsurance and retrocessional agreements entered into on or after January 1, 2000, to which a member of the Company Group is a party;

(vi)          any contract entered into, excluding insurance policies, reinsurance and coinsurance treaties and producer agreements in the ordinary course of business, involving aggregate payments in excess of $100,000 in any five-year period to be made by or to any member of the Company Group after the date of this Agreement; and

(vii)         contracts of any member of the Company Group with or for the direct or indirect benefit of the Sellers or any Affiliate of the Sellers (other than another member of the Company Group).

(b)           Except as listed on Schedule 2.12(b), each Contract is a legal, binding and enforceable obligation against a member of the Company Group and no member of the Company Group, nor, to the Knowledge of the Sellers, any other party to such Contract, is in default in any material respect under such Contract.

(c)           All material liabilities or obligations of any member of the Company Group under any Contract, IP License Agreement or labor and employment related agreement to which it is a party are reflected in accordance with GAAP on the unaudited combined balance sheet of the Company Group as of December 31, 2004, and when such balance sheet is delivered, will be reflected in accordance with GAAP on the unaudited combined balance sheet of the Company Group as of the most recent fiscal quarter end available at the Closing.

2.13         Intellectual Property.

(a)           The Sellers have furnished or made available to the Purchaser complete and correct copies of the IP License Agreements (as defined in Article XI) in effect on the date hereof.

(b)           Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)            to the Knowledge of the Sellers, a member of the Company Group owns (as listed on Schedule 2.13) or possesses adequate licenses or other legal rights to use all Intellectual Property necessary for the conduct of, and used immediately prior to Closing in, the business of the Company Group, free and clear of all Liens;

(ii)           a member of the Company Group has taken commercially reasonable steps to maintain the registered trademarks and patents owned by any member of the Company Group;

(iii)          no claims, or to the Knowledge of the Sellers, threats of claims, have been asserted by any third party against any member of the Company Group related to the use in the conduct of the business of the Company Group of such third party’s Intellectual Property rights or challenging or questioning the validity or effectiveness of any IP License Agreement and, to the Knowledge of the Sellers, the use of the Intellectual Property in the conduct of the business of the Company Group does not infringe, misappropriate or violate any valid and asserted Intellectual Property rights of any third party; and

(iv)          to the Knowledge of the Sellers, each IP License Agreement is a legal, binding and enforceable obligation of the applicable member of the Company Group party thereto, and no member of the Company Group, nor, to the Knowledge of the Sellers, any other party to such IP License Agreement, is in default under such IP License Agreement.

2.14         Taxes.

Except as otherwise listed on Schedule 2.14 hereto:

(a)           To the Knowledge of the Sellers, all Tax Returns required to be filed by or with respect to the Company Group on or prior to the Closing Date have been filed (or will have been filed prior to the Closing Date).

(b)           Except for Taxes the payment of which, or failure of which to be paid, individually and in the aggregate would not have a Material Adverse Effect, all Taxes due and payable by or with respect to any member of the Company Group prior to the Closing Date have (or by the Closing Date will have) been duly paid.

(c)           All Employment and Withholding Taxes required to be withheld or paid prior to the Closing Date have (or by the Closing Date will have) been duly paid to the proper Governmental Authority or properly set aside in accounts for such purpose.

(d)           Except for agreements, documents and powers of attorney that have expired, no agreement or document extending, or having the effect of extending, the period of assessment or collection of any Taxes of any member of the Company Group, and no power of attorney with respect to any such Taxes, has been executed or filed with the IRS or any other Taxing Authority.

(e)           To the Knowledge of the Sellers, neither the IRS nor any other Taxing Authority is, as of the date of this Agreement, asserting or threatening to assert against any member of the Company Group any material deficiency or claim for additional Taxes or any material adjustment of Taxes.

(f)            The Purchaser will not be required to deduct and withhold any amount pursuant to the Code upon the transfer of the Purchased Interests to the Purchaser under this Agreement.

(g)           To the Knowledge of the Sellers, as of the date of this Agreement and as of the Closing Date, no audit with respect to any member of the Company Group by any Taxing Authority is either planned or in process.

2.15         Employment and Benefits.

(a)           Schedule 2.15(a) lists each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, and each employment, consulting, bonus, incentive or deferred compensation, severance, termination, retention, change of control, equity-based, performance or other employee or retiree benefit or compensation plan or agreement in which employees of any member of the Company Group participate and is maintained or sponsored by SIRVA or any of its Subsidiaries (each such plan, a “Plan” and, collectively, the “Plans”).  No member of the Company Group maintains or sponsors any bonus, incentive or deferred compensation, severance, termination, retention, change of control, equity-based, performance or other employee or retiree benefit or compensation plan.  No Plan is a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of sections 4063 or 4064 of ERISA.  The Sellers have provided to the Purchaser complete and correct copies of (i) each Plan (or a description of such Plan if not written) and (ii) to the extent applicable to such Plan, all trust agreements, insurance contracts or other funding agreements or arrangements, the most recent actuarial and trust reports, the most recent Form 5500 required to have been filed with the IRS and all Schedules thereto, the most recent IRS determination letter, all current summary plan descriptions, and any and all amendments to any such document.

(b)           Each Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under section 501(a) of the Code, and, to the Knowledge of the Sellers, nothing has occurred since the date of such determination letter that would adversely affect such qualification or tax-exempt status.

(c)           Each of the Plans has been operated and administered in all material respects in compliance with its terms and all applicable Laws.  There are no material pending or, to the Knowledge of the Sellers, threatened claims by or on behalf of any employee or beneficiary under any Plan, or otherwise involving any such Plan or the assets of any Plan (other than routine claims for benefits).

(d)           No Plan that is subject to section 302 of ERISA or section 412 of the Code has incurred an “accumulated funding deficiency” within the meaning of section 302 of ERISA or section 412 of the Code that remains unsatisfied on the date hereof.

(e)           The Sellers shall be responsible for any post-employment death, medical or life benefits to which any of its employees become entitled under any Plan maintained by the Sellers or their Affiliates by reason of service to the Company Group prior to the Effective Date.

(f)            No member of the Company Group is a party to or bound by any collective bargaining agreement or similar agreement with any labor organization.  There are no organizational campaigns, demands or proceedings pending or, to the Knowledge of the Sellers, threatened by any labor organization or group of employees seeking recognition or certification as collective bargaining representatives for any group of employees of the Company Group.  There are no, and have not been since December 31, 2000, any strikes, slowdowns, work stoppages, lockouts, or material labor disputes pending or, to the Knowledge of the Seller, threatened against or affecting any member of the Company Group.

(g)           Without regard to the Indemnification Threshold (as defined in Section 9.2(c)) or the General Indemnity Cap (as defined in Section 9.2(e)) and except as otherwise provided in Section 6.7, the Sellers shall fully indemnify the Purchaser from any and all Losses attributable to any Plan provided at any time by the Sellers or its Affiliates and the Purchaser shall have no responsibility or liability whatsoever for any Plan of the Sellers or their Affiliates.

2.16         Operations Insurance.

The policies of insurance maintained by the Sellers or an Affiliate of the Sellers for the benefit of the business or properties of the Company Group are in full force and effect, and neither the Sellers nor any of their Affiliates have received any notice of termination or cancellation of such policies.  All premiums due and payable on such policies prior to the Closing have been or will be (on or prior to the Closing Date) paid up to and through the Closing.

2.17         Guarantees.

Except as listed on Schedule 2.17, there are no Guarantees of the Sellers or any of the Sellers’ Affiliates (other than any member of the Company Group) for the benefit of any member of the Company Group.  There are no guarantees, keep-well agreements or other similar obligations of any member of the Company Group for the benefit of the Sellers or any of their Affiliates (other than any member of the Company Group).

2.18         Bank Accounts.

Schedule 2.18 lists (a) each bank, trustee or other financial institution with which any member of the Company Group has an account or safe deposit box and the numbers of such accounts or safe deposit boxes maintained by that member, and (b) the names of all Persons authorized to draw on each such account or to have access to each such safe deposit box.

2.19         Brokers.

Except for Goldman, Sachs & Co., whose fees will be paid by the Sellers or an Affiliate of the Sellers (other than a member of the Company Group), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Sellers in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby and no Person is entitled to any fee or commission or like payment in respect thereof.

2.20         THT Compliance.

(a)           THT is a Delaware nonprofit nonstock corporation which has achieved §501(c)(3) status with the IRS and maintains such status as of the date hereof.

(b)           NAIT is providing administrative services for THT and is managing the assets of THT; and, in doing so, is in compliance with all Laws applicable to such administration and asset management except where the failure to so comply, individually or in the aggregate, would not have a material adverse effect on the financial condition, results of operation or business of THT, but excluding effects attributable to any of the items set forth in clauses (ii)-(vi) of the definition of “Material Adverse Effect” contained in Article XI.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Sellers to enter into the transactions contemplated by this Agreement, the Purchaser represents and warrants to the Sellers as set forth in this Article III:

3.1           Corporate Status and Authority.

The Purchaser is duly organized, validly existing and in good standing under the laws of Bermuda and has the corporate and legal power and authority to own, lease and operate its assets, to carry out its business as now conducted and to enter into and consummate the transactions contemplated hereby and by the Transaction Documents to which it is a party.  The

Purchaser has duly authorized, executed and delivered this Agreement and the Transaction Documents to which it is a party and this Agreement and such Transaction Documents constitute the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with their respective terms, except as limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles.  Except as listed on Schedule 3.1, the execution, delivery and performance by the Purchaser of this Agreement and the Transaction Documents to which it is a party do not conflict with, violate, breach or result in a default under (with or without the giving of notice or the lapse of time) (i) any Law applicable to the Purchaser, (ii) any material contract to which the Purchaser is a party, or (iii) the organizational documents of the Purchaser, except, in the case of clauses (i) and (ii), for conflicts, violations, breaches and defaults that, individually and in the aggregate, would not have a material adverse effect on the financial condition, results of operation or business of the Purchaser, or to materially impair the ability of the Purchaser to perform its obligations hereunder or thereunder.  The Purchaser is treated as a “corporation” for United States federal income tax purposes and is fully authorized, as a matter of law, to participate in the election described in Section 5.1 hereof.

3.2           Consents and Approvals.

(a)           No Governmental Action is required on the part of the Purchaser in connection with the execution and delivery of this Agreement and the Transaction Documents to which it is a party or the consummation of the transactions contemplated by this Agreement and the Transaction Documents to which it is a party, except (i) filings, consents or approvals required under the HSR Act, (ii) the insurance regulatory or other approvals or filings listed on Schedule 3.2(a), (iii) filings or notices not required to be given or made until after the Closing Date, and (iv) action which, if not made or obtained, would not, individually or in the aggregate, materially impair the ability of the Purchaser to perform its obligations under this Agreement or the Transaction Documents to which it is a party.

(b)           Except as listed on Schedule 3.2(b), no third party consents are required to be obtained by the Purchaser for the consummation of the transactions contemplated by this Agreement.

3.3           Financial Ability to Perform.

The Purchaser has, and will have at the Closing, available cash or existing borrowing facilities that together are sufficient to enable it to consummate the transactions contemplated by this Agreement and the Transaction Documents to which it is a party.

3.4           Litigation.

There is no pending or, to the Knowledge of the Purchaser, threatened Litigation against the Purchaser, except for Litigation that, individually or in the aggregate, would not (a) have a material adverse effect on the Purchaser or (b) materially to impair the ability of the Purchaser to perform its obligations hereunder or under the Transaction Documents to which it is a party.

3.5           Purchase for Investment.

The Purchaser is acquiring the Purchased Interests for investment and not with a view toward any resale or distribution of Purchased Interests.  The Purchaser acknowledges that the Purchased Interests have not been registered pursuant to the Securities Act of 1933, as amended, and may not be transferred in the absence of such registration or an exemption therefrom under such Act.

3.6           Operations Insurance.

The Purchaser acknowledges that as of the Closing Date, the Company Group will cease to be entitled to the benefit of corporate insurance arrangements that, prior to the Closing Date, were extended to them as Subsidiaries of the Sellers, except with respect to any existing, fully paid-up “occurrence” policies covering periods prior to the Closing Date.

3.7           No Brokers.

 No Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby and no Person is entitled to any fee or commission or like payment in respect thereof.

ARTICLE IV
COVENANTS AND ADDITIONAL AGREEMENTS

4.1           Conduct of Business.

From the date of this Agreement until the Closing Date, except as expressly contemplated by this Agreement, as required by applicable Laws (including, without limitation, Insurance Laws), as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld or delayed), or as listed on Schedule 4.1, the Sellers shall cause each member of the Company Group to:

(a)           carry on its respective business in the ordinary course consistent with past practices and use commercially reasonable efforts to preserve intact its business organizations, to keep available the services of its current officers and key employees and to preserve its relationships with customers, suppliers and others having material business dealings with any of them;

(b)           not amend its certificate of formation, certificate of incorporation, by-laws or similar organizational documents (including any limited liability company operating agreement);

(c)           not effect any recapitalization, reclassification or like change in its capitalization;

(d)           not issue, sell, pledge or dispose of any additional shares of its capital stock of any class or membership interests or other ownership interests, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or membership interests or other ownership interests;

(e)           not enter into or amend any Contract except for contracts entered into or amended in the ordinary course of business where the aggregate amounts expected to be paid by or to any member of the Company Group are less than $50,000 and such contracts are entered into in the ordinary course of business;

(f)            not acquire (by merger, consolidation or acquisition of stock, membership interests or assets) any corporation, company, partnership or other business organization or division thereof;

(g)           not incur any material indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(h)           not enter into any employment agreement or make any loan to any employee of the Company Group or grant any material increase in the salary or other compensation of, grant any bonus to (other than the bonuses or merit increases listed on Schedule 4.1(h)) or enter into any material transaction of any other nature with, any employee of the Company Group;

(i)            not declare or pay any dividend, or otherwise distribute any capital of any member of the Company Group; and

(j)            not agree or otherwise commit to take any of the actions described in the foregoing paragraphs (b) through (i).

4.2           No Solicitation.

From the date of this Agreement to the earlier of the Closing Date or the termination of this Agreement, neither the Sellers nor any of their Affiliates nor any Person acting on its or their behalf shall (i) solicit, initiate, encourage, respond to or discuss any inquiries or proposals for, or enter into any discussions or agreements with respect to, the sale of any shares of capital stock of, or any membership interest in, as the case may be, any member of the Company Group or a substantial portion of any of their respective assets, or (ii) furnish or cause to be furnished any non-public information concerning the Company Group to any Person (other than the Purchaser and its representatives, the Sellers’ representatives or any member of the Company Group) in connection with any such inquiries or proposals.

4.3           Access and Information.

(a)           From the date of this Agreement to the Closing Date:

(i)            the Sellers shall, upon reasonable prior notice, give to the Purchaser and its representatives reasonable access during normal business hours to such of the offices, properties, books, contracts, commitments, reports and records relating to the Company Group, and shall, upon reasonable prior notice, furnish them or provide them with reasonable access to all such documents, financial data, records and information with respect to the properties and businesses of the Company Group, as the Purchaser shall from time to time reasonably request; and

(ii)           the Sellers shall, upon reasonable prior notice, to the extent permitted by applicable Law, permit the Purchaser and its representatives reasonable access to such personnel of the Company Group and will use commercially reasonable efforts to permit the Purchaser access to the Sellers’ consultants, advisors and auditors during normal business hours as may be reasonably requested by the Purchaser for its review of the properties of the Company Group, the business affairs of the Company Group, and the above-mentioned documents and records.

(b)           All information and documents obtained by the Purchaser pursuant to this Agreement will be subject to the terms of the Confidentiality Agreements, dated June 9, 2005, and September 15, 2005 (the “Confidentiality Agreements”), between the Purchaser and SIRVA.

4.4           Public Announcements.

From the date of this Agreement to the Closing Date, except as required by applicable Law (including, without limitation, any determination that may be made by SIRVA in respect of its obligations under Regulation FD under the U.S. Securities Exchange Act of 1934, as amended, other provisions of the federal securities Laws and the rules and regulations of the Securities and Exchange Commission) or stock exchange listing requirements, each party shall not, and shall not permit any of its respective Affiliates or representatives to, make any public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other parties.  If any such public announcement is required by applicable Law or a stock exchange listing requirement, the party making such public announcement shall give the other parties sufficient time to review and comment on the disclosure prior to such public announcement being made.

4.5           Further Actions.

(a)           Each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and by the Transaction Documents.

Each of the parties shall, as promptly as practicable, (i) file or supply, or cause to be filed or supplied, all applications, notifications and information, including but not limited to filings pursuant to the HSR Act and the applicable approvals and filings, as set forth on the Schedules pursuant to Sections 2.2 and 3.2 of this Agreement, required to be filed or supplied by or on behalf of it or any of its Affiliates pursuant to applicable Law and (ii) use reasonable efforts to obtain, or cause to be obtained, all other consents that may be required to be obtained or made by it, in each case in connection with this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

Following the Closing, each party will take such actions as may be necessary or otherwise reasonably requested by the other party in connection with the preparation of the financial statements of the Company Group or the consolidated financial statements of the Sellers or such other financial statements as the Purchaser or the Sellers, as the case may be, may from time to time cause to be prepared, including using its commercially reasonable efforts to cause the delivery of management representation letters to the other party’s independent auditors.

(d)           Following the Closing, the Purchaser will take such further actions as may be necessary or reasonably requested by the Sellers, and will provide the Sellers with reasonable access and cooperation, in connection with any ongoing Litigation relating to the business of the Company Group, including making employees available on a mutually convenient basis to provide additional information and explanation of any relevant materials or to testify at any proceedings relating to such Litigation.

4.6           Supplements to Disclosure Schedules.

From time to time prior to the Closing Date, the Sellers shall, with respect to matters that constitute a Material Adverse Effect, amend or supplement in writing any of the Schedules to this Agreement with respect to any matter that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such a Schedule or that is necessary to complete or correct any information in any representation or warranty contained in Article II.  Any such amendment or supplement shall be delivered to the Purchaser within ten days of the Sellers’ determination that such amendment or supplement is required; provided, however, that if such amendment or supplement is made within 10 days of the scheduled Closing Date, the Purchaser shall have the option of postponing the Closing, (in addition to any other remedies hereunder) until it has had a sufficient opportunity to investigate, resolve, accept or reject such amendment or supplement.  The Sellers shall update all Schedules as of the Closing Date without regard to the materiality threshold set forth in this Section 4.6.

4.7           Contact with Customers and Suppliers.

Prior to the Closing, the Purchaser (and all of its agents and Affiliates and any employees, directors or officers thereof) may contact and communicate with the customers, suppliers, licensors and vendors of or to the Company Group in connection with the transactions contemplated hereby and by the Transaction Documents only as permitted by applicable Law and only with the prior written consent of the Sellers, which consent may be conditioned upon an officer of the relevant Seller being present at any such meeting or conference or upon such other conditions as the Sellers may deem appropriate.

4.8           Further Assurances Regarding Licenses.

To the extent that the rights of the Sellers under software licenses or other contracts may not be transferred or made available to the Purchaser without obtaining the consent of a third party which has not been obtained by the Closing Date, (i) this Agreement shall not constitute an agreement to transfer or make available such rights if an attempted transfer would constitute a breach of such license or other contract or be unlawful; (ii) the Sellers shall be obligated to assist the Purchaser in negotiating to obtain such rights or a replacement license or other contract; and (iii) the Sellers shall be responsible for the costs associated with negotiating to obtain such rights or a replacement license or other contract (including any license or other fees and expenses).

4.9           Use of Name and Marks and Affiliation Statement.

To the extent the trademarks, service marks, brand names, domain names or trade, corporate or business names of the Sellers (the “Seller Marks”) are used by any member of the Company Group on stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs, Internet websites or like materials (the “Marked Materials”) or appear on inventory at the Closing, the Purchaser may use such Marked Materials or sell such inventory after the Closing for a period of 120 days without altering or modifying such Marked Materials or inventory, or removing such Seller Marks, provided, that the Purchaser shall not thereafter use such Seller Marks or any name or mark similar thereto in any other manner without the prior written consent of the Sellers.

Following the Closing Date, the Purchaser shall, and shall cause any member of the Company Group to, refrain from using any printed materials and other means of communication that state, suggest or imply any affiliation with the Sellers or any of their Affiliates (the “Affiliation Statement Materials”) following the Closing Date; provided that, so long as the Purchaser or such member of the Company Group continues to use its reasonable best efforts to discontinue the use of the Affiliation Statement Materials, the Purchaser or such member of the Company Group may continue to use the Affiliation Statement Materials existing at the Closing Date, subject to applicable Law, for up to 120 days after the Closing Date.

4.10         2004 Financial Statements.

(a)           The Sellers shall deliver to the Purchaser as soon as practicable following the date of this Agreement (i) an audited balance sheet, cash flow statement and income statement of Transguard dated as of December 31, 2004, prepared in accordance with SAP (the “2004 SAP Financial Statements”), and (ii) the 2004 GAAP Balance Sheet (together with the 2004 SAP Financial Statements, the “2004 Financial Statements”).

(b)           Following the delivery of the 2004 Financial Statements, the Sellers will promptly provide to the Purchaser and the Purchaser’s independent auditor copies of such workpapers and other documents relating to their preparation of the 2004 Financial Statements and will use commercially reasonable efforts to provide the Purchaser with access to the workpapers and other documents of the Sellers’ independent auditor.

4.11         Intercompany Accounts.

(a)           On or prior to the Closing Date, the Sellers shall settle, or cause to be settled, all Intercompany Accounts to the extent of any amounts reflected on the most recent unaudited combined balance sheet of the Company Group available five business days prior to the Closing Date.  Such Intercompany Accounts shall be settled either by payment or by cancellation, which cancellation shall require the written consent of the Purchaser and shall be treated as a dividend, in the case of an account receivable in favor of any member of the Company Group, or as a contribution to capital, in the case of an account payable by any member of the Company Group.  Notwithstanding the foregoing, Intercompany Accounts of Transguard will only be settled by a payment that will have no net effect on the level of statutory capital and surplus of Transguard.

(b)           As soon as practicable and in no event later than 90 days after the Closing Date, the Sellers shall prepare and deliver to the Purchaser a worksheet setting forth the balance of the Intercompany Accounts as of the Closing Date after giving effect to the settlements made pursuant to Section 4.11(a) and a calculation of any final net amount payable to or from the Sellers required to settle such Intercompany Accounts in full as of the Closing Date.  The Purchaser and the Company Group shall provide the Sellers with such cooperation as is reasonably requested by the Sellers in the preparation of such worksheet and calculations.  Within two business days after delivery of such notice, such net amount payable shall be fully settled by wire transfer of immediately available funds to previously designated accounts of the Sellers or members of the Company Group, as applicable.

(a)           In the event the net amount payable to or from the Sellers as calculated by the Sellers and settled in accordance with Section 4.11 (b) differs from the net amount payable to or from the Sellers as recorded in the Final Closing Balance Sheet, the Purchaser will notify the Sellers of such difference.  Within two business days after delivery of such notice, such net amount payable shall be fully settled by wire transfer of immediately available funds to previously designated accounts of the Sellers or members of the Company Group, as applicable.

4.12         Genesis Re Recoverable.

Following the Effective Date, the Sellers shall conduct the pending arbitration claim of Transguard against Genesis Reinsurance Company and shall be responsible for all fees and expenses incurred in connection with its conduct of such claim.  Following the Effective Date, if any member of the Company Group receives any payment related to such claim, it will promptly pay over an amount equal to the excess of such payment over any related receivable reflected on the Final Closing Balance Sheet to a previously designated account of the Sellers.

At the request of the Sellers, the Purchaser shall make employees of the Company Group reasonably available to the Sellers in the conduct of such arbitration claim.  The Sellers shall reimburse the Purchaser for any reasonable and reasonably documented out of pocket costs of the Purchaser in making such employees so available.

4.13         Administration of THT.

The Sellers shall provide to the Purchaser all books, records and other documents and information in Sellers’ possession necessary for the administration and management of THT and its assets as soon as practicable after the Closing Date.  The Sellers will use commercially reasonably efforts to provide such further assistance, information or documentation regarding THT after the Closing Date as the Purchaser reasonably requests.

4.14         Guarantees.

(a)           Prior to the Closing Date, the Sellers and the Purchaser shall use commercially reasonable efforts to obtain the release, in form and substance reasonably satisfactory to Sellers, of all obligations and liabilities of SIRVA Worldwide under the Continuing Unconditional Limited Guaranty, dated June 30, 2005 (the “Worldwide Guaranty”), by SIRVA Worldwide in

favor of LaSalle Bank National Association (“LaSalle”) specifically relating to certain obligations of Transguard under the letter of credit issued by LaSalle on behalf of Transguard on July 1, 2005.  If required to obtain any such release, the Purchaser shall enter into a guaranty in substitution for the Worldwide Guaranty for the benefit of LaSalle from and after the Closing Date or, alternatively, arrange for a replacement letter of credit with a financial institution selected by the Purchaser.  In the event the parties cannot obtain the consent of LaSalle for such release, the Purchaser shall promptly reimburse the Sellers for any and all payments made for the benefit of Transguard by SIRVA Worldwide pursuant to the Worldwide Guaranty after the Closing Date.

(b)           Prior to the Closing Date, the Sellers shall either (i) cause to be terminated the Financial Guarantee Bond, effective as of June 1, 2003, issued by Transguard on behalf of NAVL (the “NAVL Bond”) or (ii) secure delivery of, and thereafter maintain for the benefit of Transguard as collateral for any payments made by Transguard under the NAVL Bond, a clean, irrevocable, unconditional and evergreen letter of credit issued by a bank and in a form reasonably acceptable to the Purchaser in an amount equal to the full amount of the surety provided by Transguard under the NAVL Bond.

ARTICLE V

TAX MATTERS

5.1           Section 338(h)(10) Election.

The Sellers and the Purchaser covenant and agree to make the election pursuant to Section 338(h)(10) of the Code and the regulations promulgated thereunder with respect to the sale of the Shares, and to take all necessary and appropriate actions to effectuate the foregoing and to accurately report to applicable Governmental Authorities consistent therewith.  In particular, and not by way of limitation, in order to effect such election, the Sellers and the Purchaser shall jointly execute necessary copies of IRS Form 8023 and all attachments reasonably determined by the parties to be required to be filed therewith pursuant to the Code within the required time period.  In connection therewith, the Sellers and the Purchaser covenant and agree that the Purchase Price allocation shall be determined within such period as follows:

(a)           The Purchaser and the Sellers will cooperate with each other and jointly allocate the Purchase Price and any post-closing adjustments thereto among the assets of the Company Group.  Such allocation shall be made in good faith and in accordance with Section 338(h)(10) and related sections of the Code.  The Sellers and the Purchaser shall be bound by the allocation determined in accordance with this Section and shall prepare and file all Tax Returns in accordance with such allocation.

(b)           The Sellers and the Purchaser covenant and agree to report this transaction for all domestic tax purposes in each and every respect in a fashion consistent with the allocation determined pursuant to Section 5.1(a).  If the allocation is disputed by any Taxing Authority, the party receiving notice of such dispute shall promptly notify and consult with the other party.  The Sellers and the Purchaser shall cooperate with each other in resolving such dispute and shall not settle such dispute or make filings or other submissions with such Taxing Authority without obtaining the other party’s consent to the terms of such filings, submissions or settlement, which consent shall not be unreasonably withheld.

(c)           Neither the Sellers nor the Purchaser shall take any action, or cause or permit Company Group to take any action, which could prohibit the making of a valid Section 338(h)(10) election with respect to the transaction contemplated herein.

5.2           Tax Returns.

The Sellers and the Purchaser shall, and shall cause their respective Affiliates to:

(a)           each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return required to be filed with respect to any member of the Company Group, or the conduct of any audit or other examination by any Taxing Authority or judicial or administrative proceedings relating to liability for Taxes of any member of the Company Group and in making any claims for Tax refunds with respect thereto, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties;

(b)           each retain and provide the other, any records or other information that may be relevant to any such Tax Return, audit or examination, claim for refund, proceeding or determination; and

(c)           each provide the other with any final determination of any such audit or examination, proceeding or determination that would reasonably be expected to affect any amount required to be shown on any Tax Return of the other for any period.  Without limiting the generality of the foregoing, the Purchaser and the Sellers shall (i) retain, until the applicable statute of limitations (including any extensions) have expired, copies of all Tax Returns of members of the Company Group, supporting work schedules and other records or information that may be relevant to such Tax Returns for all Tax periods or portions thereof ending before or including the Effective Date and shall abide by all record retention agreements entered into with any Taxing Authority with respect thereto, and (ii) each allow the other and their respective agents and representatives (and agents and representatives of their respective Affiliates) to inspect, review and make copies of such records as such party may reasonably deem necessary or appropriate from time to time.

5.3           Liability for Taxes.

The Sellers are responsible for all Taxes payable by members of the Company Group for all periods ending on or before the Closing Date and shall prepare all Tax Returns with respect to members of the Company Group for all periods ending on or before the Closing Date.  The Purchaser is responsible for all Taxes payable by members of the Company Group for all periods commencing after the Closing Date and shall prepare all Tax Returns with respect to members of the Company Group for all periods ending after the Closing Date.  If the Sellers determine, in their discretion, that it is necessary, following the Closing Date, to amend any Tax Return previously filed by any member of the Company Group with respect to any period ending on or before the Closing Date, the Sellers shall provide the Purchaser with such amended Tax Return and the Purchaser shall cause the appropriate member (or members) of the Company Group to execute and file such amended Tax Returns as prepared by the Sellers.  Any refunds, credits or overpayments of Taxes in respect of Tax Returns with respect to members of the Company Group for all periods ending on or before the Closing Date (including but not limited to any refund or credit allowable as an offset against Taxes otherwise payable), plus any interest received with respect thereto from the applicable Taxing Authorities, shall be for the account of the Sellers and if received by the Purchaser and not included as an asset in the Final Closing Balance Sheet, will be forwarded to the Sellers within ten (10) days of the Purchaser’s receipt.  Any refunds, credits or overpayments of Taxes with respect to members of the Company Group for all periods commencing after the Closing Date (including but not limited to any refund or credit allowable as an offset against Taxes otherwise payable), plus any interest received with respect thereto from the applicable Taxing Authorities, shall be for the account of the Purchaser.

5.4           Tax Sharing Agreements.

All tax-sharing, tax-allocation, and expense allocation agreements or similar agreements with respect to or by and between the Sellers and Company Group shall be terminated effective as of the Closing Date.  After the Closing Date, no member of the Company Group shall have any rights or obligations under any such agreements.  No new elections with respect to Taxes or any changes in current elections with respect to Taxes affecting the Company Group shall be made after the date of this Agreement without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld.

5.5           Participation in Tax Examinations.

The Sellers and the Purchaser shall provide each other with prompt notice of any Tax adjustment proposed in writing with respect to the assets or activities of any member of the Company Group prior to the Closing Date, provided that the failure to provide such notice shall not affect any right to indemnification hereunder unless the party not receiving notice is materially prejudiced thereby.  The Sellers shall control any such proceeding, provided that the Purchaser or its representative shall have the right, at its expense, to receive copies of all correspondence and documents relating to such proceeding and to consult with the Sellers with regard to the conduct of such proceeding.  The Purchaser shall, if reasonably requested by the Sellers, cause the appropriate members of the Company Group to execute all powers of attorney or other documents necessary to enable the Sellers to exercise such control.  The Sellers agree that they will not settle, compromise or agree to any Tax adjustment that purports to be binding on any member of the Company Group with respect to any period commencing after the Closing Date without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld.

5.6           Transfer Taxes.

Notwithstanding any other provision of this Agreement to the contrary, the Purchaser shall pay, or cause to be paid, all sales, use, transfer, stamp, recording and similar Taxes, if any, required to be paid in connection with the transactions contemplated by this Agreement.

ARTICLE VI

EMPLOYEES

6.1           Employees.

(a)           The Company Group has no direct employees and its business is currently conducted by the employees of the Sellers under a common paymaster arrangement.  The names, job titles, general job descriptions, salaries and benefits of such employees (collectively, the “Company Group Employees”) shall be provided to the Purchaser prior to the execution of this Agreement.  On or prior to the Closing Date, the Purchaser shall, select the Company Group Employees for which it will offer continued employment.  Company Group Employees selected by the Purchaser will be offered employment as of the Closing Date under the Purchaser’s own terms and conditions in the event the Closing Date is subsequent to December 31, 2005.  In the event the Closing Date is prior to December 31, 2005, and the Continuing Employees (as defined herein) are leased pursuant to Section 6.1(b), such Continuing Employees will be offered employment effective January 1, 2006, under the Purchaser’s own terms and conditions.  Those Company Group Employees who accept the Purchaser’s offer of employment as of the Closing Date or January 1, 2006, as applicable, shall be referred to herein as the “Continuing Employees.”  Except as provided herein, (i) the Purchaser shall not be liable to any Company Group Employee or the Sellers for termination pay, severance pay, unemployment benefits, disability benefits, payment for accrued vacation, sick or personal time, profit sharing or retirement benefits, or any other benefits which such employee may be or become entitled to as a result of being, or ceasing to be, a Company Group Employee, and (ii) the Sellers shall assume full responsibility for any payments or liabilities attributable to any benefit program offered to Company Group Employees by them.

(b)           In the event the Closing Date is prior to December 31, 2005, the Sellers will lease to the Purchaser the Continuing Employees on terms and conditions set forth in the Transitional Services and Service Bureau Agreement.

(c)           The Purchaser shall comply with all applicable Laws with respect to its selection of Continuing Employees.

6.2           No Obligation.

While the Purchaser anticipates offering employment to a large portion of the Company Group Employees, no provision of this Agreement (other than Section 6.7(b)) shall be construed:

(a)           to require the Purchaser to hire any Company Group Employees;

(b)           to require the Purchaser to provide any particular employee benefits to any Company Group Employees employed by the Purchaser;

(c)           to require the Purchaser to recognize any years of service of such employees for purposes of determining such employees’ rights or benefits under any employee benefit plans of the Purchaser; or

(d)           to prohibit the Purchaser from having the right to terminate the employment of any such employee, with or without cause.

6.3           Relocation Costs.

To the extent the Purchaser offers employment to Company Group Employees at a location of the Purchaser more than 50 miles from the current working location of such employee, for a period of 120 days after the Closing Date the Sellers shall be responsible for actual relocation costs up to the amount of severance that would have been incurred by the Sellers if such employee had not been employed by the Purchaser.

6.4           Employee Benefit Plans.

Except as provided in Section 6.7, the Sellers shall fully indemnify the Purchaser and Company Group for any cost or liability attributable to any employee benefit plan provided at any time by the Sellers or its Affiliates.

6.5           401(k) Plan.

With respect to the Sellers’ current 401(k) plan, the Sellers shall vest any employer matching contribution for all Continuing Employees as of the Closing Date.  As of a date (the “Account Transfer Date”) as soon as practicable after the Closing Date or, if later, the date as of which Continuing Employees become employees of the Purchaser, the Sellers shall cause to be transferred from the current 401(k) plan sponsored by the Sellers (the “Sellers’ 401(k) Plan”) to a tax qualified section 401(k) plan sponsored by the Purchaser (the “Purchaser’s 401(k) Plan”) cash or property reasonably acceptable to the Purchaser in an amount equal to the aggregate vested account balances of all Continuing Employees who are participants in the Sellers’ 401(k) Plan as of such Account Transfer Date (the “Transferred Assets”), except that all promissory notes reflecting participant loans to Continuing Employees outstanding as of such Account Transfer Date shall be transferred in kind.  As of the Account Transfer Date, the Purchaser shall assume all liabilities applicable to Continuing Employees to the extent of the Transferred Assets.  In the event any Company Employee has a qualified domestic relations order pending or approved in respect of any Continuing Employee participating in the Sellers’ 401(k) Plan at the time of transfer, all documentation concerning such qualified domestic relations order shall be assigned to the Purchaser’s 401(k) Plan.  The Sellers and the Purchaser agree to cooperate fully with respect to any governmental filings, including but not limited to the filing of any Internal Revenue Service Form 5310A reporting obligations, information and procedures necessary to effect the transactions contemplated by this Section 6.5.  Pending the transfer of the Transferred Assets, the accounts of the Continuing Employees shall remain in the trust fund for the Sellers’ 401(k) Plan and the Sellers shall cause the trustee of the Sellers’ 401(k) Plan to pay any current benefits or make any distributions to Continuing Employees, including, without limitation, such benefits as may be payable to Continuing Employees on account of termination of employment with the Sellers, as they become due in accordance with the terms of the Sellers’ 401(k) Plan. The Sellers and the Purchaser agree to provide each other with such records and information as they may reasonably request relating to their respective obligations under this Section 6.5, subject to any confidentiality restrictions under applicable Laws.

6.6           Continuing Disability Liability.

If the Purchaser selects a Continuing Employee that is on disability leave as of the Closing Date, the Continuing Employee shall remain covered under the Sellers’ disability plan for purposes of payment of benefits for that period of disability.

6.7           Sellers’ Severance Liability.

(a)           The Sellers will be responsible for any severance liability related to any Continuing Employees terminated by the Purchaser within 120 days following the Closing Date, calculated in accordance with the Sellers’ severance benefit as reflected on Schedule 6.7.  Notwithstanding the foregoing, in no event shall the Sellers’ exposure for severance liability under Sections 6.1 and 6.7 hereof and relocation costs in lieu of severance benefits under Section 6.3 hereof exceed $300,000 (in the aggregate).  The Purchaser will be responsible for all such severance and relocation liabilities in excess of $300,000 (in the aggregate), if any.

(b)           The Purchaser shall not terminate any more than 24 Continuing Employees within the 90 day period following the date such Continuing Employees are hired by the Purchaser.  Likewise, the Purchaser shall offer employment to a sufficient number of Company Group Employees upon such terms and conditions as are necessary to avoid triggering notification and disclosure obligations under the Worker Adjustment and Restraining Notification Act (WARN) or any analogous State law.  The Sellers shall not terminate any Company Group Employees between the date hereof and the Closing Date except for cause or other reasons unrelated to the transactions contemplated by this Agreement.

6.8           References to the Purchaser.

References to the Purchaser in this Article VI shall mean the Purchaser, any member of the Company Group or the Purchaser’s Affiliates.

ARTICLE VII

RESERVE GUARANTY

7.1           Guaranty of the Sellers.

The Sellers fully and unconditionally guarantee (the “Reserve Guaranty”) the adequacy of the reserves for loss and loss adjustment expense (the “Loss Reserves”) of Transguard and the collectability and admissibility of related reinsurance up to an aggregate amount equal to the Purchase Price Premium, for a period of six years from the Effective Date subject to the terms and conditions set forth in this Agreement.  Such six year period will be extended for 120 days if necessary in order to complete the Independent Actuarial Evaluation (as defined below).  The reserves for unallocated loss and loss adjustment expense contained in the Independent Actuarial Evaluation (as defined below) shall be capped at 7.0% of the reserves for loss and loss adjustment expense gross of reinsurance as reflected in the respective Independent Actuarial Evaluation.  Further, if Sellers have met all collateral and funding requirements contained in the BIPD Agreement, the Loss Reserves subject to this Article 7 will exclude any development on Loss Reserves related to the deductible portion of the Transguard Policy (as defined in the BIPD Agreement).

7.2           Adverse Reserve Development.

If at any time during the six year period following the Effective Date the Purchaser determines that Transguard’s Loss Reserves as of the Effective Date were inadequate or related reinsurance is uncollectible or deemed statutorily non-admissible (“Adverse Reserve Development”) based upon the independent actuarial evaluation performed by Tillinghast or some other independent, qualified actuary mutually acceptable to the parties as of December 31 of each year within such six year period (“Independent Actuarial Evaluation”), such Adverse Reserve Development shall be subject to the provisions of this Article VII.

7.3           Reserve Development Cure.

Within 120 days of the anniversary of the Closing, the Purchaser shall deliver to the Sellers a written notice of any reserve development in the form attached as Exhibit E hereto (“Reserve Development Notice”) setting forth in reasonable detail the basis of such reserve development, including the Independent Actuarial Evaluation as of the most recent December 31.  The Purchaser shall have the right to offset the amount of any Adverse Reserve Development set forth in the Reserve Development Notice based upon the Independent Actuarial Evaluation as of the most recent December 31, against any annual Purchase Price Premium payment pursuant to Section 1.4(b)(iii).

7.4           Calculation of Reserve Development.

Any calculation of reserve development shall be based on the change in:

(a)           the select estimate of ultimate losses and loss adjustment expenses incurred, net of reinsurance, for all periods ending on or before the Effective Date, based on the Independent Actuarial Evaluation of reserves for loss and loss adjustment expense, net of reinsurance, as of the Effective Date and recorded in the Final Closing Balance Sheet; and

(b)           the select estimate of ultimate loss and loss adjustment expense incurred, net of reinsurance, for all periods ending on or before the Effective Date, based on the applicable Independent Actuarial Evaluation of reserves for loss and loss adjustment expense, net of reinsurance, as of the applicable year end after the Effective Date through the sixth anniversary of the Effective Date.

If the select estimate of ultimate loss and loss adjustment expense incurred, net of reinsurance, for all periods ending on or before the Effective Date, increases based on the applicable Independent Actuarial Evaluation prepared as of the applicable year end after the Effective Date compared to an Independent Actuarial Evaluation as of the Effective Date, such increase will be deemed Adverse Reserve Development, as previously defined, and if the select estimate of ultimate loss and loss adjustment expense incurred, net of reinsurance, for all periods ending on or before the Effective Date, decreases based on the applicable Independent Actuarial Evaluation prepared as of the applicable year end after the Effective Date compared to the Independent Actuarial Evaluation as of the Effective Date, such decrease will be deemed “Favorable Reserve Development”.

7.5           Actuarial Analysis.

The Purchaser shall furnish to the Sellers with any Reserve Development Notice an Independent Actuarial Evaluation.

7.6           Recoupment of Purchase Price Premium Payments.

If at any time during the six year period following the Effective Date the current Adverse Reserve Development exceeds the Purchase Price Premium payment due during such year, such excess shall be paid by the Sellers up to the amount of prior Purchase Price Premium payments.  Any remaining excess during such year shall be carried forward to future periods as a reduction to future annual Purchase Price Premium payments.  To the extent a Purchase Price Premium payment is not paid due to Adverse Reserve Development and subsequently, within the six year period following the Effective Date, there is Favorable Reserve Development, any prior Purchase Price Premium payment that was reduced by Adverse Reserve Development shall be made to the extent of the subsequent Favorable Reserve Development, not to exceed the amount of such reduction.

To clarify, at the end of the six year period following the Effective Date the total Purchase Premium payments shall be reduced by the cumulative Adverse Reserve Development since the Effective Date and if there is no cumulative Adverse Reserve Development since the Effective Date the total Purchase Price Premium shall have been paid to the Sellers unless there is a reduction to the Purchase Price Premium payment pursuant to Section 9.2(e).  In no event shall the Reserve Guaranty exceed $20 million.

To the extent that any amount of reinsurance adjustment attributable to either uncollectibility or non-admissibility is included in the Reserve Development Notice and any part of such amount is subsequently recovered, the amount of recovery shall be credited to the Sellers if recovered within two years of the end of the six year period to the extent of any prior reduction to the Purchase Price Premium payment.  However, any offsets to the Purchase Price Premium payments (as defined herein) shall be reduced first by any reserve development, second by any uncollectible reinsurance and lastly by any non-admissible reinsurance.  The Purchaser shall exercise commercially reasonable efforts in pursuing any related reinsurance recovery and, upon the Sellers’ request after two years following the end of the six year period, Transguard shall assign to the Sellers any reinsurance recoverable that (i) was uncollectible or deemed non-admissible, (ii) was used as an offset to the Purchase Price Premium, and (iii) was not subsequently recovered from such reinsurer.  Reimbursement of actual recoveries as defined herein shall continue for two years beyond the six year period.

7.7                                 Survival, Indemnification and Remedies.

Survival, indemnification and remedies related to reserves for losses and loss adjustment expenses are governed solely by this Article VII and not by any other article in this Agreement.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1           Conditions to Obligations of Each Party.

The obligations of the Sellers and the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of the following conditions:

(a)           HSR Act.  Any waiting period applicable to the consummation of the transactions contemplated by this Agreement and the Transaction Documents under the HSR Act shall have expired or been terminated.

(b)           Insurance Regulatory Approvals.  All authorizations, consents and approvals of, and filings and notification with or to, Insurance Departments listed in Schedules 2.2 (a) and 3.2 (a) shall have been made or obtained.

(c)           No Injunction, etc.  Consummation of the transactions contemplated by this Agreement shall not have been prohibited by any applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority, and there shall not have been promulgated, entered, issued or determined by any court or other Governmental Authority to be applicable to this Agreement any applicable Law making illegal the consummation of the transactions contemplated by this Agreement.

(d)           Governmental Consents.  All authorizations, consents and approvals of Governmental Authorities (other than Insurance Departments) listed in Schedules 2.2(a) and 3.2(a) shall have been made or obtained, except where the failure to make or obtain such authorization, consent or approval, individually or in the aggregate, would not have a Material Adverse Effect.

(e)           Other Consents.  All authorizations, consents and approvals listed in Schedules 2.2(b) and 3.2(b) shall have been made or obtained, except where the failure to make or obtain such authorization, consent or approval, individually or in the aggregate, would not have a Material Adverse Effect.

8.2           Conditions to Obligations of the Sellers.

The obligation of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, on or prior to the Closing Date, of the following additional conditions, which the Purchaser agrees to use commercially reasonable efforts to cause to be fulfilled:

(a)           Representations and Warranties and Obligations of the Purchaser. The representations and warranties of the Purchaser contained in Article III, shall be true and correct in all respects (without giving effect to any materiality qualification contained therein) when made and at and as of the Closing with the same effect as though made at and as of such time, except (i) that those representations and warranties which are made as of a particular date shall be true and correct in all respects (without giving effect to any materiality qualification contained therein) only as of such date, and (ii) for such exceptions, in the aggregate, as have not had and would not have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby.  The Purchaser shall have duly performed and complied in all material respects with all agreements contained in this Agreement required to be performed or complied with by it at or prior to the Closing.

(b)           Officer’s Certificate.  The Purchaser shall have delivered to the Sellers a certificate, dated the Closing Date and signed by a duly authorized officer, as to the fulfillment of the conditions set forth in Section 8.2.

(c)           Credit Facilities.  The Sellers shall have obtained the Credit Agreement Waiver.

(d)           Resolutions, Authorized Signatures.  The Purchaser shall have provided a copy of the resolution or resolutions duly adopted by its Board of Directors authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, certified by its Secretary or an Assistant Secretary.  The Purchaser shall also have provided a certificate of its Secretary or an Assistant Secretary as to the incumbency and signatures of the officer or officers executing the Agreement and any other documents contemplated hereby.

(e)           Cut Through Reinsurance Endorsement Agreement.

(i)  The cash deposit paid under the terms of the Cut Through Reinsurance Endorsement Agreement between Transguard and Harco National Insurance Company of even date herewith (the “Cut Through Agreement”), pursuant to paragraph A3 of Article V thereof, shall have been returned to the Sellers or the applicable member of the Company Group, as the case may be; and

(ii)  the letter of credit provided by SIRVA Worldwide, Inc. pursuant to paragraph A2 of Article V of the Cut Through Agreement shall have been released or terminated.

(f)            Other Agreements.  The Purchaser shall have entered into and duly executed the Transaction Documents to which it is a party.

8.3           Conditions to Obligations of the Purchaser.

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions:

(a)           Representations and Warranties and Obligations of the Sellers.  The representations and warranties in Article II shall be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualification contained therein) when made and at and as of the Closing with the same effect as though made at and as of such time, except (i) that those representations and warranties that are made as of a specific date shall be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualification contained therein) only as of such date, and (ii) for such exceptions, in the aggregate, as have not had and would not have a Material Adverse Effect.  The Sellers shall have duly performed and complied in all material respects with all agreements contained in this Agreement required to be performed or complied with by them at or before the Closing.

(b)           Officer’s Certificate.  Each Seller shall have delivered to the Purchaser a certificate, dated the Closing Date and signed by a duly authorized officer, as to the fulfillment of the conditions set forth in Section 8.3.

(c)           Intercompany Accounts.  The Purchaser shall have received a certificate from an officer of each Seller certifying that all Intercompany Accounts have been settled to the extent provided in Section 4.11(a).

(d)           Credit Facilities.  The Sellers shall have obtained the Credit Agreement Waiver.

(e)           No Material Adverse Effect.  There shall have been no Material Adverse Effect between the date of this Agreement and the Closing Date and the Sellers shall have delivered a certificate, dated as of the Closing Date, certified by a duly authorized officer of the Sellers, certifying the same.

(f)            Resignation of Officers and Directors of Members of Company Group.  The Sellers shall have delivered to the Purchaser the resignations of those officers and directors of the members of the Company Group designated in writing by the Purchaser in a notice delivered to the Sellers at least five (5) business days prior to the Closing Date.

(g)           Resolutions, Authorized Signatures.  Each of the Sellers shall have provided a copy of the resolution or resolutions duly adopted by its Board of Directors authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, certified by its Secretary or an Assistant Secretary.  Each of the Sellers shall also have provided a certificate of its Secretary or an Assistant Secretary as to the incumbency and signatures of the officer or officers executing the Agreement and any other documents contemplated hereby.

(h)           Other Agreements.  Each Seller and each member of the Company Group shall have entered into and duly executed the Transaction Documents to which it is a party.

ARTICLE IX

SURVIVAL, INDEMNIFICATION AND REMEDIES

9.1           Survival.

(a)           All representations, warranties, covenants and agreements of the parties in this Agreement, the Transaction Documents or in any certificate, Schedule or Exhibit furnished hereunder or thereunder shall survive the execution and delivery hereof and the Closing hereunder and be indemnified in accordance with this Article IX (subject to the limitations provided below) and shall thereafter:

(i)            terminate and expire on the second anniversary of the Closing Date (the “Second Anniversary”) with respect to any General Claim (as hereinafter defined), provided that if such General Claim is based upon, arises out of or is otherwise in respect of any fact, circumstance, action or proceeding of which the aggrieved party shall have given written notice to the other party on or before the Second Anniversary, then such General Claim shall survive the Second Anniversary until the resolution of such General Claim in accordance with the procedures set forth in this Article IX;

(ii)           terminate and expire, with respect to any Tax Claim (as defined below) on the later of:

(A)          ninety days following the date upon which the assessment and collection of any Taxes to which any such Tax Claim may relate is barred by all applicable statutes of limitations; or

(B)           ninety days following the date upon which any claim for refund or credit related to such Tax Claim is barred by all applicable statutes of limitations; provided, however, that if a waiver, or any other extension beyond the Purchaser=s control, has been or is given by or with the consent of the Sellers or any Governmental Authority with respect to any applicable statute of limitation in connection with any Tax Claim, the representations, warranties, covenants and agreements relating to such Tax Claim shall survive until such waiver is of no force or effect.

(b)           As used in this Article IX, the following terms have the following meanings:

(i)            “General Claim” means any claim arising out of or resulting from (1) any breach of any representation, warranty, covenant or agreement of the Sellers contained in this Agreement or the Transaction Documents (other than a Tax Claim or a claim made under Article VII), or (2) any matter set forth on Schedule 2.8 or Schedule 2.9 to the extent the Loss related to such claim exceeds the amount reflected or reserved therefor in the Final Closing Balance Sheet.

(ii)           “Tax Claim” means any claim based upon, arising out of or otherwise in respect of:

(A)          any Taxes of any member of the Company Group, the Sellers or the Sellers’ Affiliates with respect to any period ending on or before the Closing Date; or

(B)           any inaccuracy in or any breach of any Tax-related representation or warranty of the Sellers contained in this Agreement or the Transaction Documents or any liability of any member of the Company Group, the Sellers or the Sellers’ Affiliates for Taxes for any period in which any member of the Company Group may be held liable as an Affiliate of any of the Sellers pursuant to Treasury Regulation Section 1.1502-6.

9.2           Obligation of the Sellers to Indemnify.

The Sellers agree to indemnify, defend and hold harmless the Purchaser and its directors, officers, employees, Affiliates, representatives and permitted assigns (the “Purchaser Indemnitees”) from and against all Losses arising out of or resulting from:

(a)           Any General Claim.

(b)           Any Tax Claim.

(c)           The Sellers shall not have any obligation to indemnify the Purchaser Indemnitees from and against any Losses until the Purchaser Indemnitees have suffered Losses in the aggregate in excess of $500,000 (the “Indemnification Threshold”) and then only to the extent of such excess.  The Indemnification Threshold shall not apply to indemnification for Losses related to any Tax Claim or any claim under Article VII, Section 2.15 or any other section of this Agreement specifically limiting its applicability.

(d)           The Sellers shall not have any obligation to indemnify the Purchaser Indemnitees from and against any Loss that individually is less than $5,000 and each such Loss will be taken into account in determining whether the aggregate amount of Losses exceeds the Indemnification Threshold.

(e)           The Sellers’ obligation to indemnify the Purchaser Indemnitees from and against any Losses related to any General Claim shall be limited to $50,000,000 (the “General Indemnity Cap”); provided, however, that if such Loss equals or exceeds $60,000,000, then the Purchaser shall be entitled to setoff an amount in respect of Losses determined as indemnifiable in accordance with Article IX or as the parties agree is indemnifiable in accordance with this Article IX in excess of $60,000,000 against any Purchase Price Premium payment.

9.3           Obligation of the Purchaser to Indemnify.

The Purchaser agrees to indemnify, defend and hold harmless the Sellers and their directors, officers, employees, Affiliates, representatives and permitted assigns (the “Seller Indemnitees”) from and against all Losses arising out of or resulting from any inaccuracy in or any breach of any representation, warranty, covenant or agreement of the Purchaser contained in this Agreement or in the Transaction Documents.

9.4           Notice and Opportunity to Defend Third Party Claims.

(a)           Notice of Third Party Claim.  Promptly after receipt by the Purchaser or the Sellers from a third party of notice of any demand, claim or circumstances that, with the lapse of time, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation that may result in a Loss for which indemnification is or may be available under this Article IX (a “Third Party Claim”), the indemnified party shall give notice thereof (the “Claims Notice”) to the other party.  The Claims Notice shall describe the Third Party Claim in reasonable detail and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered by the indemnified party.

(b)           Opportunity to Defend.  The indemnifying party may elect to compromise or defend and control the defense of, at its own expense and by counsel reasonably satisfactory to the indemnified party, any Third Party Claim, provided that the indemnified party shall have no liability under any compromise or settlement agreed to by the indemnifying party that indemnified party has not approved in writing, which approval shall not be unreasonably withheld.  If the indemnifying party elects to compromise or defend such Third Party Claim, it shall within 30 days of receipt of the Claims Notice (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so, and the indemnified party shall cooperate upon the request and at the expense of the indemnifying party, in the compromise of, or defense against, such Third Party Claim.  If the indemnifying party elects not to compromise or defend the Third Party Claim, or fails to notify the indemnified party of its election as herein provided, the indemnified party may pay or defend such Third Party Claim in any manner it reasonably may deem appropriate; provided, that in no event will an indemnified party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the indemnifying party (not to be unreasonably withheld or delayed).  In any event, the indemnified party and the indemnifying party may, at their own expense, participate in, but not control, the defense of such Third Party Claim by the other party.  If the indemnifying party chooses to defend any claim, the indemnified party shall make available to the indemnifying party any books, records or other documents within its control that are reasonably requested for such defense and shall otherwise cooperate with the indemnifying party, in which event the indemnified party shall be reimbursed for its out-of-pocket expenses (which shall not include salary, wages, overhead and the like).

(c)           No Application to Tax Claims.  The provisions of this Section 9.4 shall not apply with respect to Tax Claims attributable to Tax proceedings described in Section 5.5, the terms of which shall govern the conduct of all such proceedings.

9.5           Remedies.

Without prejudice to the rights and obligations of indemnification contained in this Article, and in addition to them, the parties shall have, without limitation, the right to seek specific performance of this Agreement, the Transaction Documents or any portion hereof or thereof.

9.6           Mitigation.

In the event that any party suffers any Loss for which it has or makes a valid claim against another party for indemnification, it must take reasonable steps to mitigate its Loss.

9.7           Determination of Losses.

With respect to any right to indemnify of either party under this Article IX:

(a)           In determining losses for the purposes of a General Claim, no consideration or adjustment shall be made for taxes or tax benefits attributable to such losses.

(b)           The amount of any Losses incurred by the indemnified party shall be reduced by the net amount the indemnified party or any of its Affiliates recovers (after deducting all reasonable attorneys’ fees, expenses and other costs of recovery) from any insurer or other party liable for such Losses, and the indemnified party shall use reasonable efforts to effect any such recovery.

(c)           To the extent provided by applicable law, indemnification payments made pursuant to this Agreement shall be treated by the Purchaser and the Sellers and their Affiliates as adjustments to the Purchase Price for all relevant tax purposes.

9.8           Limitation on Damages.

The Sellers and the Purchaser acknowledge that neither party will seek recovery for punitive or consequential damages pursuant to this Article IX, other than indemnification for any such damages paid to another party with respect to a Third Party Claim.

9.9                                 Reserves for Losses and Loss Adjustment Expenses.

Survival, indemnification and remedies related to Article VII (Reserve Guaranty) shall be exclusively governed by Article VII of this Agreement.  For the avoidance of doubt, the provisions of Article VII of this Agreement set forth the sole and exclusive remedy of the Purchaser with respect to the adequacy or sufficiency of, or the calculation methodology relating to, the reserves for loss and loss adjustment expense of Transguard; provided, however, that the Funding Requirement and other obligations set forth in the BIPD Agreement constitute separate and distinct obligations of the Sellers to Transguard.

9.10         Exclusivity of Indemnification Provision.

Except as otherwise specifically provided herein, the indemnity provided for in this Article IX shall be the sole and exclusive remedy of the Purchaser Indemnitees after the Closing for any inaccuracy of any representation or warranty of the Sellers or any failure or breach of any covenant, obligation, condition or agreement to be performed or fulfilled by the Sellers, excluding those contained in Article VII.

ARTICLE X
GENERAL PROVISIONS

10.1         Modification; Waiver.

This Agreement may be modified only by a written instrument executed by the parties.  Any of the terms and conditions of this Agreement may be waived in writing at any time on or prior to the Closing Date by the party entitled to the benefits of such terms and conditions.

10.2         Entire Agreement.

This Agreement, including the Schedules delivered pursuant hereto (which are hereby incorporated by reference and made a part of this Agreement), the Transaction Documents and the Confidentiality Agreement contain the entire agreement of the parties with respect to the subject matter of this Agreement, the Transaction Documents and the Confidentiality Agreement, and supersedes all other prior agreements, understandings, statements, representations and warranties, oral or written, express or implied, between the parties and their respective Affiliates, representatives and agents in respect of the subject matter of this Agreement.  EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE PARTIES EXPRESSLY DISCLAIM ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OF THE BUSINESS OF THE COMPANY GROUP TAKEN AS A WHOLE.

10.3         Relationship Between the Parties.

The parties agree that this transaction is an arm’s length transaction in which the parties’ undertakings and obligations are limited to the performance of their obligations under this Agreement.  The Purchaser acknowledges that it is a sophisticated investor, that it has undertaken a full investigation of the businesses of the Company Group taken as a whole, and that it has only a contractual relationship with the Sellers, based solely on the terms of this Agreement, the Transaction Documents and the Confidentiality Agreement, and that there is no special relationship of trust or reliance between the Purchaser and the Sellers.

10.4         Termination.

(a)           This Agreement may be terminated:

(i)            by mutual consent of the Purchaser and the Sellers; or

(ii)           by the Purchaser or the Sellers if the Closing has not taken place on or before March 31, 2006, or such later date as the parties may have agreed to in writing, provided that the non-occurrence of the Closing is not attributable to a breach of the terms of this Agreement by the party seeking termination, and provided that this Agreement may be extended by written notice of either the Sellers or the Purchaser to a date not later than April 30, 2006, if the non-occurrence of the Closing is a direct result of the conditions contained in Section 8.1 (a)-(e) not having been satisfied by such date.

(iii)          by the Purchaser, if, after using commercially reasonable efforts, the Sellers have been unable to obtain, on or before October 3, 2005, approvals, waivers or releases, to the extent required, from the lenders under the Credit Agreement (A) authorizing the Sellers to enter into and consummate the transactions contemplated by this Agreement and the Transaction Documents, and (B) fully releasing any Liens on the Purchased Interests and any guarantees by any member of the Company Group related thereto (A and B together, the “Credit Agreement Waiver”).  If such Credit Agreement Waiver is not reasonably acceptable in form to the Purchaser, the Purchaser shall have the unilateral right to terminate this Agreement and the Transaction Documents.  The Credit Agreement Waiver shall be continuously effective from the date received through the Closing Date.

(b)           In the event of termination by either the Sellers or the Purchaser under this Section 10.4, written notice of termination must forthwith be given to the other parties and the transactions contemplated by this Agreement will be terminated without further action by either party.

(c)           If the transactions contemplated by this Agreement are terminated as provided in this Section 10.4:

(i)            the Purchaser will return to the Sellers all documents and other materials received from the Sellers, their Affiliates or their agents (including all copies of or materials developed from any such documents or other materials) relating to the transactions contemplated by this Agreement, whether obtained before or after the execution of this Agreement; and

(ii)           all confidential information received by the Purchaser with respect to the Sellers and their Affiliates will be treated in accordance with the Confidentiality Agreement, which will remain in full force and effect notwithstanding the termination of this Agreement.

(d)           If this Agreement is terminated as provided in this Section 10.4, this Agreement will become null and void and of no further force or effect, except for Section 4.4 (relating to public announcements) and Section 10.5 (relating to expenses).  Nothing in this Section 10.4 will be deemed to release either party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement.

10.5         Expenses.

Except as expressly provided in this Agreement, whether or not the transactions contemplated in this Agreement are consummated, each party will be responsible for its own expenses incident to the preparation and performance of this Agreement and each of the Transaction Documents.  The Purchaser and the Sellers will share equally the cost of all filing fees in connection with filings required by the HSR Act.  The Purchaser shall be responsible for all filing fees in connection with the insurance regulatory filings listed on Schedule 3.2(a).

10.6         Further Assurances.

Each party will execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to consummate or implement the transactions contemplated by this Agreement and each of the Transaction Documents.

10.7         Notices.

All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed to have been duly given or made as follows:  (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier two business days after mailing; (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be delivered as follows:

if to the Sellers:

c/o SIRVA, INC.
700 Oakmont Lane
Westmont, Illinois  60559
Telephone:  (630) 570-3000
Facsimile:  (630) 468-4761
Attention:  General Counsel

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York  10022
Telephone:  (212) 909-6459
Facsimile:  (212) 909-6836
Attention:  Nicholas F. Potter, Esq.

if to the Purchaser:

IAT Reinsurance Company Ltd.

702 Oberlin Road

Raleigh, North Carolina  27605

Telephone:  (919) 833-1600

Facsimile:  (919) 831-8160

Attention:  Stephen L. Stephano

with a copy to:

Ragsdale Liggett PLLC

2840 Plaza Place, Suite 400

Raleigh, North Carolina  27612

Telephone:  (919) 787-5200

Facsimile:  (919) 783-8991

Attention:  Frank R. Liggett III, Esq.

or to such other address or to such other Person as either party may have last designated by notice to the other party.

10.8         Assignment.

This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, but will not be assignable, by operation of law or otherwise, by any party without the prior written consent of the other parties and any purported assignment or other transfer without such consent will be void and unenforceable, except that any party may assign this Agreement to any of its Affiliates without the consent of the other parties; provided that no such assignment shall in any way affect the obligations or liabilities of the assigning party under this Agreement which shall remain in effect notwithstanding such assignment.

10.9         No Third-Party Beneficiaries.

Except as otherwise provided in this Agreement, nothing in this Agreement will confer any rights upon any Person who is not a party or a successor or permitted assignee of a party to this Agreement.  All the terms and provisions of Section 9.2 will bind and inure to the benefit of and be enforceable by the Purchaser Indemnitees.  All the terms and provisions of Section 9.3 will bind and inure to the benefit of and be enforceable by the Seller Indemnitees.

10.10       Counterparts.

This Agreement may be executed in counterparts, both of which will constitute one and the same instrument.

10.11       Governing Law.

This Agreement will be construed, performed and enforced in accordance with the laws of the State of Illinois without giving effect to its principles or rules of conflict of laws thereof to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

10.12       Dispute Resolution.

(a)           Arbitration.  Except as expressly provided in Article VII (Reserve Guaranty), all disputes arising from or related to this Agreement (a “Dispute”) shall be finally settled by arbitration according to the provisions of this Section 10.12.

(i)            Good Faith Negotiations.  In the event of a Dispute, the complaining party shall deliver written notice, including details of such Dispute, to the other party.  The Sellers and the Purchaser agree to use their best efforts to resolve any and all Disputes by a good faith negotiated resolution between an executive officer of each of the Sellers and the Purchaser.

(ii)           Submission to Arbitration. If, after ninety (90) days after the commencement of good faith negotiations pursuant to Section 10.12(a)(i) hereof, the parties do not agree to a resolution of the Dispute, then the matter shall be submitted for resolution forthwith to binding arbitration.

(iii)          Binding Arbitration.  A Dispute submitted for resolution by arbitration shall be finally settled by arbitration in accordance with the then existing commercial arbitration rules of the American Arbitration Association and judgment upon the award rendered by the Arbitration Panel (as defined below) may be entered in any court having jurisdiction thereof.  Neither party shall have the right to appeal any aspect of the arbitrators’ award or the ability to seek redress in any court of law other than to enforce the award of the arbitrators.

(iv)          Expedited Rules.  Upon the request of either the Sellers or the Purchaser, the arbitration shall be conducted under the expedited rules of the American Arbitration Association for commercial arbitrations.

(v)           Arbitration Panel.  A panel of three independent Arbitrators with at least ten years of experience as insurance executives (the “Arbitration Panel”) shall be selected as follows: one arbitrator shall be selected by the Sellers; one arbitrator shall be selected by the Purchaser; and the third arbitrator shall be named by the first two arbitrators selected.  If the first two arbitrators are unable to agree to a third arbitrator within thirty (30) days after their selection discussions have begun, then the American Arbitration Association shall appoint such third arbitrator with the qualifications set forth herein.

(vi)          Situs of Arbitration.  The arbitration hearing shall be held in Chicago, Illinois, at such date, time and place as established by the Arbitration Panel.

(vii)         Panel’s Authority.  The Arbitration Panel shall have the power to rule on its own competency and on the validity of this Agreement to make reference to arbitration.

(viii)        Parties’ Statements.  Not later than fifteen (15) business days after the conclusion of the arbitration hearing, but prior to the rendering of any arbitral decision and award, each party may submit to the Arbitration Panel a written statement of such party’s (i) understanding of and view on the parties’ respective positions on the Dispute and (ii) recommendation as to an appropriate resolution of the Dispute and the reasons why it believes such resolution is appropriate.  In reaching a decision on any Dispute hereunder, the Arbitration Panel may take into account such statement.

(ix)           Arbitration Decision.  The parties shall use their commercially reasonable efforts to cause the Arbitration Panel to render its arbitral decision and award and give a written opinion setting forth the basis of its decision, all not later than twenty (20) business days after the conclusion of the Arbitration.

(x)            Facilitation.  Each party shall take or cause to be taken all reasonable action to facilitate the conduct of the arbitration and the rendering of the arbitral award at the earliest possible date.

(xi)           Arbitration Costs.  The costs of the arbitration shall be borne and paid one-half by the Sellers and one-half by the Purchaser or as the Arbitration Panel otherwise directs.

(xii)          Waiver of Jury Trial.

(a)  Each party acknowledges and agrees that any controversy which may arise under the Agreement or any of the Transaction Documents is likely to involve complicated and difficult issues, and therefore it hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or any of the Transaction Documents or the transactions contemplated by this Agreement or any of the Transaction Documents.

(b)  Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of such waiver, (iii) it makes such waiver voluntarily, and (iv) it has been induced to enter into this Agreement and the Transaction Documents by, among other things, the mutual waiver and certifications in this Section 10.12.

10.13       Interpretation.

In this Agreement, the following rules of interpretation apply:

(a)           references to Sections, Schedules and parties are references to sections or sub-sections of, schedules and parties to this Agreement;

(b)           references to any Law include references to such Law as modified, codified or re-enacted;

(c)           words importing the singular include the plural and vice versa;

(d)           words importing one gender include the other gender;

(e)           references to the word “including” do not imply any limitation; and

(f)            references to months are to calendar months.

10.14       Schedules.

The parties acknowledge and agree that any exception to a representation and warranty contained in this Agreement that is disclosed in any of the Schedules under the caption referencing such representation and warranty shall be deemed to also be an exception to each other representation and warranty contained in this Agreement to the extent that it is reasonably apparent that such exception is applicable to such other representation and warranty.  Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement, and the disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Sellers or the Purchaser, as the case may be, in this Agreement or that it is material, nor shall such information be deemed to establish a standard of materiality.

ARTICLE XI

DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

2004 Financial Statements:  as defined in Section 4.10(a).

2004 GAAP Balance Sheet:  the audited combined balance sheet of the Company Group as of December 31, 2004, prepared in accordance with GAAP.

2004 SAP Financial Statements:  as defined in Section 4.10(a).

Account Transfer Date:  as defined in Section 6.5.

Adjusted GAAP Equity:  as defined in Section 1.4(a)(i).

Adverse Reserve Development:  as defined in Section 7.2.

Affiliate:  of a Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, the first Person.  “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.  In the case of the Sellers, references to their Affiliates exclude Clayton, Dubilier & Rice Fund V Limited Partnership, Clayton, Dubilier & Rice Fund VI Limited Partnership and any other investment fund managed by Clayton, Dubilier & Rice, Inc.

Affiliation Statement Materials:  as defined in Section 4.9(b).

Agreement:  this Purchase Agreement, including the Schedules to this Agreement.

Arbitration Panel:  as defined in Section 10.12(a)(v).

AVL:  as defined in the Preamble.

Base Purchase Price:  as defined in Section 1.4(a)(i).

BIPD Agreement:  the BIPD Agreement, to be entered int on terms substantially as set forth in the term sheet attached hereto as Exhibit B.

Claims Notice:  as defined in Section 9.4(a).

Closing:  as defined in Section 1.3.

Closing Date:  as defined in Section 1.3.

COBRA:  the health benefit continuation provisions of the consolidated Omnibus Budget Reconciliation Act of 1986.

Code:  the U.S. Internal Revenue Code of 1986, as amended.

Companies:  NAIT, Transguard, Vanguard and THT.

Company Group:  the Companies and each of the Company Subsidiaries.

Company Group Employee: as defined in Section 6.1.

Company Subsidiaries:  as defined in the Recitals.

Confidentiality Agreement:  as defined in Section 4.3 (b).

Continuing Employees:  as defined in Section 6.1.

Contracts:  as defined in Section 2.12(a).

Credit Agreement:  the Credit Agreement, dated as of December 1, 2003, among SIRVA Worldwide, the Foreign Subsidiary Borrowers (as defined therein), the Lenders (as defined therein), JPMorgan Chase Bank, as administrative agent for the Lenders, Banc of America Securities LLC, as syndication agent, and Credit Suisse First Boston, Deutsche Bank Securities Inc. and Goldman Sachs Credit Partners L.P., as documentation agents (as amended, supplemented or otherwise modified from time to time), and the Guarantee and Collateral Agreement, dated as of December 1, 2003, and the Acknowledgement and Confirmation, dated as of December 8, 2004, related thereto.

Credit Agreement Waiver:  as defined in Section 10.4(a)(iii).

Cut Through Agreement: as defined in Section 8.2(e)(i).

Dispute:  as defined in Section 10.12(a).

Draft Closing Balance Sheet:  as defined in Section 1.5(a).

Effective Date:  as defined in Section 1.2.

Employment and Withholding Taxes:  any federal, state, provincial, local, foreign or other employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax, duty or other governmental charge or assessment or deficiencies thereof and all Taxes required to be withheld by or on behalf of any member of the Company Group in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.

ERISA:  the U.S. Employee Retirement Income Security Act of 1974, as amended.

Favorable Reserve Development:  as defined in Section 7.4(b).

Final Audit Adjustment:  as defined in Section 1.5(b).

Final Closing Balance Sheet:  as defined in Section 1.5(e).

GAAP:  United States generally accepted accounting principles.

GAAP Equity:  the combined equity of the shareholders or members of the Company Group from a combined balance sheet of the Company Group, which is prepared in accordance with GAAP.

General Claim:  as defined in Section 9.1(b)(i).

General Indemnity Cap:  as defined in Section 9.2(e).

Governmental Action:  any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, decree, judgment, injunction, registration, declaration, filing, report or notice of, with or to any Governmental Authority.

Governmental Authority:  any foreign or national government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

Guarantees:  all guarantees and all obligations under comfort letters and other similar agreements under which the Sellers or any of the Sellers’ Affiliates (other than any member of the Company Group) have an obligation to pay amounts due, or take any other action, if any member of the Company Group fails to pay such amount when due or take such other action as required under the terms thereof.

HSR Act:  the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated under such statute.

Indemnification Threshold:  As defined in Section 9.2(c).

Independent Actuarial Evaluation:  as defined in Section 7.2.

Initial Closing Payment:  as defined in Section 1.4(b)(i).

Insurance Department:  in any jurisdiction, the Governmental Authority primarily charged with the regulation of the business of insurance in such jurisdiction, and specifically in Illinois, the Illinois Department of Financial and Professional Regulation.

Insurance Laws:  all applicable statutes, laws, rules, regulations, directives, orders or decrees of any Insurance Department regulating the business or products of insurance.

Intellectual Property:  the United States and foreign trademarks, service marks, trade names, domain names, trade dress, copyrights, software and similar rights, including registrations and application to register or renew the registration of any of the foregoing, the United States and foreign letters patent and patent applications, and inventions, processes, designs, formulae, trade secrets, know-how, confidential information, computer software, data and documentation, all similar intellectual property rights, and tangible embodiments of any of the foregoing (in any medium including electronic media).

Intercompany Accounts:  all amounts that the members of the Company Group owe to the Sellers and/or any of the Sellers’ Affiliates (other than members of the Company Group) on the Closing Date, and all amounts that the Sellers and/or any of the Sellers’ Affiliates (other than members of the Company Group) owe the members of the Company Group on the Closing Date.

IP License Agreements:  agreements as of the date hereof (excluding shrinkwrap, clickwrap and commercially available off-the-shelf software licenses) granting or obtaining any right to use any Intellectual Property to which any member of the Company Group is a party or is otherwise bound as licensee or licensor.

IRS:  the U.S. Internal Revenue Service.

Knowledge of the Sellers:  the actual knowledge of James Bresingham, David Farkas, Michelle Guswiler, Ronald Milewski, Larry Writt, Marshall Felbein, Wayne Traynham, Jack Schultz, Sonja Rodebaugh, James W. Gulley, Jr., Daniel F. Briody, Michael M. Keeling, Ralph A. Ford, Michael J. Horina, Douglas V. Gathany and Susan Richardson.

Knowledge of the Purchaser:  the actual knowledge of any officer of the Purchaser.

LaSalle:  as defined in Section 4.14(a).

Law:  all (i) constitutions, treaties, statutes, laws (including common law), codes, rules, regulations, ordinances or orders of any Governmental Authority; (ii) Governmental Actions; (iii) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority, in each case including all environmental, Tax, labor and Intellectual Property Laws; and (iv) rules and policies of any self-regulatory body.

Lien:  any mortgage, pledge, deed of trust, hypothecation, claim, security interest, title defect, encumbrance, burden, charge or other similar restriction, lease, sublease, claim, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

Litigation:  as defined in Section 2.9.

Losses:  any and all losses, including, without limitation, fines, costs, out-of-pocket expenses and awards of damages, whether or not resulting from third party claims, but excluding any (i) measure of “diminution of value” or other similar measure or (ii) punitive, exemplary, lost profits, consequential or similar damages, and including as out-of-pocket expenses only such reasonable expenses as may be directly incurred in the investigation or defense of any of the foregoing, including reasonable attorneys’ fees.

Loss Reserves:  as defined in Section 7.1

Marked Materials:  as defined in Section 4.9(a).

Marketing and Support Agreement:  the Marketing and Support Agreement substantially in the form of Exhibit C.

Material Adverse Effect:  a material adverse effect on the financial condition, results of operation or business of the Company Group taken as a whole, but excluding effects attributable to (i) the announcement by the Sellers of their intention to sell the Companies or of the existence of this Agreement; (ii) the transactions contemplated by this Agreement or the Transaction Documents; (iii) changes in general economic or market conditions or prevailing interest rates, including, without limitation, changes affecting the industries in which the Company Group operates; (iv) changes in Insurance Laws or other Laws or GAAP or SAP accounting standards, principles or interpretations; (v) the downgrading of the financial strength rating of Transguard to B++ (Very Good) from A- (Excellent) by A.M. Best Co. on April 27, 2005, and the downgrading of the financial strength rating of Transguard to B (Fair) from B++ (Very Good) by A.M. Best Company on August 17, 2005, or any subsequent downgrades by any rating agency after the date of this Agreement; or (vi) the termination or notice of termination by the Purchaser or Harco National Insurance Company of the Cut Through Agreement other than as a result of (A) a material breach thereof by the Sellers or any member of the Company Group or (B) the directive by any Governmental Entity that the Cut Through Agreement be terminated.

Membership Interests:  as defined in the Recitals.

NAIT:  as defined in the Recitals.

NAVL:  as defined in the Preamble.

NAVL Bond:  as defined in Section 4.14(b).

Notice of Disagreement:  as defined in Section 1.5(c).

Person:  any natural person, firm, limited liability company, general partnership, limited partnership, joint venture, association, corporation, trust, Governmental Authority or other entity.

Plans:  as defined in Section 2.15(a).

Post Closing Adjustment:  as defined in Section 1.4(b)(ii).

Post Closing Balance Sheet:  as defined in Section 1.5(b).

Purchase Price:  as defined in Section 1.4.

Purchase Price Premium:  as defined in Section 1.4(a)(ii).

Purchased Interests:  as defined in the Recitals.

Purchaser:  as defined in the Preamble.

Purchaser Indemnitees:  as defined in Section 9.2.

Purchaser’s 401(k) Plan:  as defined in Section 6.5.

Real Property:  as defined in Section 2.11.

Reserve Development Notice:  as defined in Section 7.3.

Reserve Guaranty:    as defined in Section 7.1.

SAP:  statutory accounting practices which are prescribed or permitted by the Illinois Department of Financial and Professional Regulation.

SAP Annual Statement:  financial statements prepared by Transguard as of each December 31 in accordance with SAP and required to be filed on or before each March 1 with the Illinois Department of Financial and Professional Regulation.

SAP Quarterly Statement:  as abbreviated form of the SAP Annual Statement which is required to be filed within 45 days after the end of each of the first three calendar quarters of each calendar year.

Second Anniversary:    as defined in Section 9.1(a)(i).

Seller Indemnitees:  as defined in Section 9.3.

Seller Marks:  as defined in Section 4.9(a).

Sellers:  as defined in the Preamble.

Sellers’ 401(k) Plan:  as defined in Section 6.5.

Shares:  as defined in the Recitals.

SIRVA:  as defined in the Preamble.

SIRVA Worldwide:  as defined in the Preamble.

Software License Agreement:  the Software License Agreement substantially in the form of Exhibit D.

Subsidiary:  with respect to any Person (for the purposes of this definition, the “parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries or by the parent and any one or more of its respective Subsidiaries.

Tax:  any federal, state, provincial, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, excise, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, real property, personal property, ad valorem, occupancy, license, occupation, business and occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, health care, withholding, estimated or other similar Tax, duty or other governmental charge or assessment or deficiencies thereof (together with all interest and penalties thereon and additions thereto).

Tax Claim:  as defined in Section 9.1(b)(ii).

Taxing Authority:  any federal, state, provincial, local, foreign or other Governmental Authority responsible for any Tax.

Tax Return:  any return, report, declaration, form, claim for refund or information return relating to Taxes, amended return or other document (including any related Schedule or supporting information) with respect to Taxes.

Third Party Claim:    as defined in Section 9.4(a).

THT:  as defined in the Recitals.

Transaction Documents:  as defined in Section 1.3(c).

Transferred Assets:  as defined in Section 6.5.

Transguard:  as defined in the Recitals.

Transguard Shares:  as defined in the Recitals.

Transitional Services and Service Bureau Agreement:  the Transitional Services and Service Bureau Agreement substantially in the form of Exhibit A.

Vanguard:  as defined in the Recitals.

Vanguard Shares:  as defined in the Recitals.

WARN:  as defined in Section 6.7(b).

Worldwide Guaranty:  as defined in Section 4.14(a).

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

NORTH AMERICAN VAN LINES, INC.

By:	/s/ Brian P. Kelley
Name:	Brian P. Kelley
Title:	President

ALLIED VAN LINES, INC.

By:	/s/ Ralph A. Ford
Name:	Ralph A. Ford
Title:	Secretary

SIRVA, INC.

By:	/s/ Brian P. Kelley
Name:	Brian P. Kelley
Title:	President

SIRVA WORLDWIDE, INC.

By:	/s/ Brian P. Kelley
Name:	Brian P. Kelley
Title:	President

IAT REINSURANCE COMPANY LTD.

By:	/s/ Stephen L. Stephano
Name:	Stephen L. Stephano
Title:	Assistant Treasurer